ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2022

DATED AS OF MARCH 24, 2023

GENERAL MATTERS

The information contained in this Annual Information Form, unless otherwise indicated, is given as of December 31, 2022, with specific updates post-financial year end where specifically indicated. More current information may be available on Osisko Gold Royalties Ltd's website at www.osiskogr.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, Osisko Gold Royalties Ltd generally maintain supporting materials on its website which may assist in reviewing (but are not to be considered part of) this Annual Information Form.

All capitalized terms used in this Annual Information Form and not defined herein have the meaning ascribed in the "Glossary of Terms" or elsewhere in this Annual Information Form.

Unless otherwise noted or the context otherwise indicates, the term "Osisko" or "Corporation" refers to Osisko Gold Royalties Ltd and its subsidiaries.

For reporting purposes, Osisko presents its financial statements in Canadian dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Unless otherwise indicated herein, references to "$", "C$" or "Canadian dollars" are to Canadian dollars, and references to "US$" or "U.S. dollars" are to United States dollars. See "Exchange Rate Data". See also "Cautionary Statement Regarding Forward-Looking Statements".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, the "forward-looking statements"). Any statement that involves, without limitation, predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events, production estimates (including increase of production) of the Registrant’s assets (including any estimate of gold equivalent ounces to be received for any future period), timely developments of mining properties over which the Registrant has royalties, streams, offtakes and investments, management’s expectations regarding the Registrant growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities), currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Statements that are not historical facts and which are generally, but not always, identified by words such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "potential", "feasibility", "believes" or "intends" "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking information. This Annual Report on Form 40-F contains the forward-looking information pertaining to, among other things: the performance of the assets of the Registrant, any estimate of gold equivalent ounces to be received, the realization of the anticipated benefits deriving from the Registrant's investments and transactions, the actual results of exploration and development activities and the Registrant's ability to seize future opportunities. Although the Registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: (i) with respect to properties in which the Registrant holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by the Registrant, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to any health epidemic, pandemic and other outbreak of infectious disease and the effectiveness of such response and the potential impact of any health epidemic, pandemic and other outbreak of infectious disease on the Registrant's business, operations and financial condition; and (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by the Registrant or (b) the integration of acquired assets. The forward-looking statements contained in this Annual Report on Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: (I) the absence of significant change in the Corporation's ongoing income and assets relating to determination of its "passive foreign investment company" status ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, (II) the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which the Registrant holds a royalty, stream or other interest, (III) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (IV) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (V) no adverse development in respect of any significant property, (VI) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (VII) the implementation of an adequate plan for integration of acquired assets.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and the Registrant's general expectations concerning the mining industry are based on estimates prepared by the Registrant using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Registrant believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Registrant is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Although the Registrant has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. the Registrant undertakes no obligation to update any of the forward-looking statements in this Annual Report on Form 40-F, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Annual Report on Form 40-F.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, Osisko prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of Osisko is prepared in accordance with IFRS, which are materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance Canadian reporting requirements, which are governed by NI 43-101. As such, the information contained in this Annual Information Form concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION

The disclosure in this Annual Information Form relating to the properties in which Osisko holds royalties, streams or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at March 24, 2023 (except where stated otherwise), and none of this information or data has been independently verified by Osisko. As a holder of royalties, streams and other interests, Osisko generally has limited, if any, access to the properties included in or relating to its asset portfolio. Therefore, in preparing disclosure pertaining to the properties in which Osisko holds royalties, streams or other interests and the operations on such properties, Osisko is dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally has limited or no ability to independently verify such information or data. Although Osisko has no knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalties, streams or other interests of Osisko. Sometimes, the royalties, streams or other interests of Osisko cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources or production of a property.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Corporation has included certain performance measures in this Annual Information Form that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings (loss) and (iii) adjusted earnings (loss) per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently. For information regarding the non-IFRS financial measures used by Osisko, see "Non-IFRS Financial Performance Measures" in Osisko's management's discussion and analysis for the year ended December 31, 2022, which section is incorporated by reference herein. The financial statements and management's discussion and analysis of Osisko are available on SEDAR at www.sedar.com.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the exchange rates provided by the Bank of Canada:

	Year Ended December 31
	2022	2021	2020
	($C)	($C)	($C)
High	1.3856	1.2942	1.4496
Low	1.2451	1.2040	1.2718
Average rate for period	1.3013	1.2535	1.3415
Rate at end of period	1.3544	1.2678	1.2732

On March 24, 2023, the exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.3763.

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

"2022 NCIB Program" means the Corporation's Normal Course Issuer Bid program for 2022.

"2023 NCIB Program" means the Corporation's Normal Course Issuer Bid program for 2023.

"affiliate" has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

"Ag" is the chemical symbol for silver.

"Agnico" means Agnico Eagle Mines Limited.

"associate" has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

"Au" is the chemical symbol for gold.

"Available Copper Deposit" has the meaning ascribed under the heading "General Development of Osisko's Business - Potential Backstop Copper Stream".

"Canadian Malartic Properties" means the properties that are subject to the Canadian Malartic Royalty.

"Canadian Malartic Report" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Properties".

"Canadian Malartic Royalty" has the meaning ascribed under the heading "Material Mineral Project - The Canadian Malartic Royalty".

"Canadian Malartic Royalty Agreement" means the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Canadian Malartic GP.

"Cariboo Gold Project" means the mineral property located in the historical Wells-Barkerville mining camp (also known as the Cariboo Gold District) of British Columbia and extending for approximately 60 kilometers from northwest to southeast.

"Cascabel Royalty" has the meaning ascribed under the heading "General Development of Osisko's Business - Cascabel Royalty".

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"CIM Standards" means the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted in 2014 and prepared by the CIM Standing Committee on Reserve Definitions.

"Conflict of Interest and Related Party Transaction Policy" means the conflict of interest and related party transaction policy adopted on November 9, 2022 by the Osisko Board.

"Copper Equity Subscription" has the meaning ascribed under the heading "General Development of Osisko's Business - Potential Backstop Copper Stream".

"CRA" means the Canada Revenue Agency.

"Credit Facility" means the revolving credit facility of $550 million with a syndicate of financial institutions with a maturity date of September 29, 2026, including an additional uncommitted accordion of up to $200 million for a total availability of up to $750 million.

"CSA Acquisition Transaction" has the meaning ascribed under the heading "General Development of Osisko's Business - Potential CSA Silver Stream".

"CSA Mine" has the meaning ascribed under the heading "General Development of Osisko's Business -Potential CSA Silver Stream".

"CSA Silver Deposit" has the meaning ascribed under the heading "General Development of Osisko's Business - Potential CSA Silver Stream".

"CSA Silver Stream" has the meaning ascribed under the heading "General Development of Osisko's Business - Potential CSA Silver Stream".

"Cu" is the chemical symbol for copper.

"Debentures" has the meaning ascribed under the heading "Description of Capital Structure - Debentures".

"Dividend Reinvestment Plan" means Osisko's dividend reinvestment plan.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval system.

"ESG" means environmental, social and governance.

"Falco" means Falco Resources Ltd.

"forward-looking statements" has the meaning ascribed under the heading "Cautionary Statement Regarding Forward-Looking Statements".

"GEOs" means gold equivalent ounces; GEOs are calculated on a quarterly basis and include royalties, streams and offtakes; silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period; diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period; offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

"g/t" means gram per tonne.

"IFRS" has the meaning ascribed under the heading "General Matters".

"IRS" means the U.S. Internal Revenue Service.

"IT" means information technology.

"MAC" means Metals Acquisition Corp.

"Magdalena Bay Project" has the meaning ascribed under the heading "Description of Business - Sustainability Activities".

"mineralization" means rock containing an undetermined amount of minerals or metals.

"Mn" is the chemical symbol for manganese.

"Mt" means million tonnes (metric tons).

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects (or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations (or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).

"NI 52-110" means National Instrument 52-110 - Audit Committees (or Regulation 52-110 respecting Audit Committees in the Province of Québec).

"NSR" means net smelter return.

"NYSE" means the New York Stock Exchange.

"OBL" means Osisko Bermuda Limited, a wholly-owned subsidiary of Osisko.

"ODV Shares" means common shares in the share capital of Osisko Development.

"Osisko" or "Corporation" has the meaning ascribed under the heading "General Matters".

"Osisko Arrangement" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Properties".

"Osisko Board" or "Board of Directors" means the board of directors of Osisko, as the same is constituted from time to time.

"Osisko Development" means Osisko Development Corp.

"Osisko DSU Plan" means Osisko's Deferred Share Unit Plan.

"Osisko DSUs" means Osisko's Deferred Share Units granted under the DSU Plan.

"Osisko Options" means the outstanding options to purchase Osisko Shares granted under the stock option plan of Osisko or otherwise granted by Osisko.

"Osisko Preferred Shares" has the meaning ascribed under the heading "Description of Capital Structure -Osisko Preferred Shares".

"Osisko RSUs" means Osisko's Restricted Share Units granted under the Osisko RSU Plan.

"Osisko RSU Plan" means Osisko's Restricted Share Unit Plan.

"Osisko Shareholders" means the holders of Osisko Shares.

"Osisko Shares" means common shares in the share capital of Osisko.

"oz" means ounce.

"Pb" is the chemical symbol for lead.

"PFIC" has the meaning ascribed under the heading "Cautionary Statement Regarding Forward-Looking Statements".

"QBCA" means the Business Corporations Act (Québec) and the regulations made thereunder.

"Renard Diamond Mine" means the Renard diamond mine located in north-central Québec, which is held by SDCI.

"Renard Stream" means a 9.6% diamond stream on the Renard Diamond Mine.

"San Antonio Gold Project" means the mineral property located in Sonora, Mexico.

"SDCI" means Stornoway Diamonds (Canada) Inc., the current holder of the Renard Diamond Mine.

"SEC" means the United States Securities and Exchange Commission.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"SolGold" means SolGold plc.

"SOX" means the Sarbanes-Oxley Act of 2002.

"Stornoway" means Stornoway Diamond Corporation or, if the context requires, SDCI.

"t" means tonne.

"Taseko" means Taseko Mines Limited.

"Tintic" means Tintic Consolidated Metals LLC.

"Tintic Property" has the meaning ascribed under the heading "General Development of Osisko's Business - Metals Stream Tintic Property".

"Tintic Stream" has the meaning ascribed under the heading "General Development of Osisko's Business - Metals Stream Tintic Property".

"tpd" means tonnes per day.

"TSX" means the Toronto Stock Exchange.

"TSXV" means the TSX Venture Exchange.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Yamana" means Yamana Gold Inc.

"Yamana Transaction" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Properties".

"Zn" is the chemical symbol for zinc.

NI 43-101 Definitions

"Indicated Mineral Resource"	Refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource"	Refers to that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Measured Mineral Resource"	Refers to that part of a Mineral Resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"Mineral Reserve"	A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit: probable Mineral Reserves and proven Mineral Reserves.

"Mineral Resource"	A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"Modifying Factors"	Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"pre-feasibility study" and "feasibility study"	Refers to a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. Feasibility studies have a greater degree of confidence associated with all aspects.

"preliminary assessment"	The term "preliminary assessment" or "preliminary economic assessment", commonly referred to as a scoping study, means a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

"Probable Mineral Reserve"	Refers to an economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve"	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"qualified person"	Means an individual who (a) is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member, as defined in NI 43-101.

The terms "Mineral Resource", "Measured Mineral Resource", "Modifying Factors", "Indicated Mineral Resource", "Inferred Mineral Resource", "Probable Mineral Reserve" and "Proven Mineral Reserve" used are Canadian mining terms as defined in accordance with NI 43 101 under the guidelines set out in the CIM Standards.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CORPORATE STRUCTURE

Name, Address and Incorporation

Osisko was incorporated on April 29, 2014 under the name "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko ltée" pursuant to the QBCA, as a wholly-owned subsidiary of Osisko Mining Corporation (now Canadian Malartic Corporation). On January 1, 2017, Osisko and its wholly-owned subsidiary Osisko Exploration James Bay Inc. amalgamated under the name "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko ltée".

The Osisko Shares are listed on the TSX and on the NYSE under the symbol "OR".

As of the date of this Annual Information Form, Osisko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Osisko is also a reporting issuer in the United States.

Osisko's head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

Intercorporate Relationships

As of December 31, 2022, Osisko's only material subsidiaries for the purposes of NI 51-102 was OBL, a wholly-owned subsidiary of Osisko. The following organizational chart reflect the ownership of the Corporation in its material subsidiaries as at March 24, 2023.

DESCRIPTION OF BUSINESS

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit Osisko's risk/reward objectives. Osisko owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Corporation's cornerstone asset is a 5% NSR royalty on the Canadian Malartic mine, located in Canada.

Business Model and Strategy

Osisko's main focus is on making investments in high quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. Osisko also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of Osisko's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights - 2022

  89,367 GEOs earned (compared to 80,000 GEOs in 2021);
  Revenues from royalties and streams of $217.8 million ($199.6 million in 2021; $224.9 million including offtakes);
  Record cash flows generated by operating activities from continuing operations of $175.1 million ($153.2 million in 2021);
  Net earnings from continuing operations of $85.3 million, $0.47 per basic share ($76.6 million, $0.46 per basic share in 2021);
  Adjusted earnings of $111.3 million, $0.62 per basic share ($94.4 million, $0.56 per basic share in 2021)(1);
  Bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million;
  Publication of the inaugural Asset Handbook and the second edition of the ESG report, Growing Responsibly;
  OBL entered into a revised binding agreement with MAC with respect to the US$75.0 million CSA Silver Stream to facilitate MAC's acquisition of the producing CSA Mine from Glencore plc. OBL also entered into a backstop financing agreement with respect to an up to US$75.0 million copper stream;
  OBL entered into an agreement with Tintic, a subsidiary of Osisko Development, with respect to the Tintic Stream covering the Trixie project, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District;
  Acquisition of a 1.0% NSR royalty covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, for US$15.5 million;

  Acquisition of the 0.6% Cascabel Royalty from SolGold for US$50.0 million covering the entire 4,979 hectare Cascabel property, including the Alpala project, located in northeastern Ecuador and operated by SolGold;
  Took up 20% participation right in Carbon Streaming Corporation's Magdalena Bay Blue carbon project, expected to be one of the largest blue carbon conservation projects in the world. Osisko has funded US$1.2 million towards the development of the project and will receive a stream of approximately 40,000 carbon credits annually or 4% of annual production;
  Increase of the accordion feature of the Credit Facility from $100.0 million to $200.0 million and extension of the maturity date to September 29, 2026;
  Repayment of the Debentures ($300.0 million in principal amount) that came to maturity on December 31, 2022, using $150.0 million from the cash balance and the Credit Facility for the same amount;
  Repurchase of 1.7 million common shares for $22.1 million under the 2022 NCIB Program (average acquisition price of $13.06);
  Appointment of Ms. Edie Hofmeister and Mr. Robert Krcmarov to the Osisko Board;
  Declaration of quarterly dividends totaling $0.22 per common share in 2022 compared to $0.21 per common share in 2021.

(1) Figures provided do not have any standardized meaning prescribed by IFRS. See "Non-IFRS Financial Performance Measures".

Highlight - Subsequent to December 31, 2022

  Declaration of a quarterly dividend of $0.055 per Osisko Share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

Cornerstone Asset: Canadian Malartic Royalty (5% NSR)

Osisko's cornerstone asset is the 5% Canadian Malartic Royalty which is located in Malartic, Québec, and operated by Canadian Malartic GP formed by Agnico and Yamana. On November 4, 2022, Agnico announced a binding offer to acquire Yamana's interest in its Canadian assets, including the other half of the Canadian Malartic mine. The consolidation of Canadian Malartic, expected to close in the first quarter of 2023, would give Agnico operational control during the remaining development period of the Odyssey underground project and would provide the opportunity to monetize future additional mill capacity at the mine, given Agnico's extensive operations and strategic land position in the region.

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed at the Canadian Malartic Mill from any property that was not part of the Canadian Malartic property at the time of the sale of the mine by Osisko Mining Corporation in 2014.

On February 16, 2023, Agnico reported production guidance of 657,000 to 680,000 ounces of gold at Canadian Malartic (based on reported guidance of 575,000 to 595,000 ounces of gold, assuming 50% ownership by Agnico for the first three months of 2023 and 100% ownership by Agnico for the last nine months of the year) for the year 2023. Production from the Odyssey mine is expected to commence in March 2023, with the mined ore to be processed at the Canadian Malartic mill. The Canadian Malartic mine and the Odyssey mine will now form the Canadian Malartic Complex in 2023.

On February 16, 2023, Agnico reported gold production of 658,792 ounces in 2022. As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tpd in an effort to optimize the production profile and cash flows during the transition to processing ore from the underground Odyssey project.

In 2023, production is expected to be sourced from the Canadian Malartic pit, the Barnat pit and the Odyssey mine, complemented by ore from the low grade stockpiles. The Canadian Malartic pit is expected to be completed late in the first half of 2023. The Odyssey mine is forecast to gradually ramp-up production in 2023, with an expected start in March 2023. The Odyssey mine is expected to contribute approximately 50,000 ounces of gold in 2023 and 80,000 ounces of gold in 2024 and 2025 to the Canadian Malartic Complex payable production.

The mill throughput is forecast to remain at approximately 51,500 tpd in 2023. With the depletion of the Canadian Malartic pit in 2023 and the transition to in-pit tailings disposal in the second half of 2024, Agnico is evaluating opportunities to further increase the mill throughput up to 60,000 tpd.

Agnico is currently evaluating a number of near surface and underground opportunities on the Canadian Malartic property to leverage anticipated future excess mill capacity and mining infrastructure.

Opportunities on the Canadian Malartic property that could potentially provide additional mill feed include:

  Odyssey South Internal zones and the Jupiter Zone
  The East Gouldie Corridor from surface to a depth of 600 metres
  The East Malartic mine area below 600 metres depth
  East Amphi
  Midway
  Rand Malartic, Camflo and LTA (not covered by an Osisko royalty)

With the potential excess mill capacity at Canadian Malartic, Agnico is now evaluating the potential to transport ore from Upper Beaver to Canadian Malartic (approximately 5,000 tpd) starting in 2030. Various scenarios are being evaluated by Agnico to potentially truck ore to the main rail line (a distance of approximately 7.0 kilometres) and then transport it by train to the Canadian Malartic mill for processing (a distance of approximately 130 kilometres). Agnico is also evaluating the potential to utilize the excess mill capacity to process ore from other properties in the Kirkland Lake region, including Upper Canada and Anoki-McBean. The Upper Canada property currently hosts 722,000 ounces of gold in Measured and Indicated Mineral Resources (10.4 million tonnes grading 2.15 g/t Au) and an additional 1.86 million ounces of gold in Inferred Mineral Resources (18.6 million tonnes grading 3.11 g/t Au). These projects, as well as the AK deposit, which is expected to produce 20,000 to 40,000 ounces of gold per year starting in 2024, are all covered by a 2% NSR royalty in favour of Osisko.

Reserve and Resource estimates

On February 16, 2023, Agnico reported Proven Mineral Reserves and Probable Mineral Reserves of 3.20 million ounces of gold at the Canadian Malartic Complex (106.7 million tonnes grading 0.93 g/t Au), Measured Mineral Resources and Indicated Mineral Resources of 6.17 million ounces of gold (64.2 million tonnes grading 2.99 g/t Au) and Inferred Mineral Resources of 9.37 million ounces of gold (138.0 million tonnes grading 2.11 g/t Au) as at December 31, 2022.

Canadian Malartic exploration update

At Canadian Malartic, Agnico expects to spend a total of approximately US$21.8 million for 164,000 metres of drilling. Exploration at the Odyssey project includes 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional Inferred Mineral Resources to Indicated Mineral Resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey's internal zones.

Approximately 22,000 metres of exploration drilling is planned at the adjacent Camflo property to test its near-surface, bulk-tonnage gold mineralization potential. The remaining 40,000 metres of drilling is planned for what Agnico believes are highly prospective gold targets along the Barnat and East Gouldie corridors on the Canadian Malartic and Rand Malartic properties.

For further details, see Schedule "B" entitled "Technical Information underlying the Canadian Malartic Properties".

Summary of Principal Royalties, Streams and Other Interests

As at March 24, 2023, Osisko owned directly or indirectly a portfolio of 169 royalties, 12 streams and 3 offtakes, as well as 7 royalty options. Currently, Osisko has 20 producing assets.

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Canadian Malartic Complex	Agnico Eagle Mines Limited Yamana Gold Inc.	3 - 5% NSR royalty	Au, Ag	Canada

Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Éléonore	Newmont Corporation	2.2 - 3.5% NSR royalty	Au	Canada

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada

Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada

Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA

Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA

Parral(ii)	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico

Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico

Renard(iii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Tintic	Osisko Development	2.5% stream	Au, Ag	USA

Outside of North America

Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile

Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Kwale	Base Resources Limited	1.5% GRR(iv)	Rutile, Ilmenite, Zircon	Kenya

Matilda(v)	Wiluna Mining Corporation	1.65% stream	Au	Australia

Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Brauna	Lipari Mineração Ltda	1% GRR	Diamonds	Brazil

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA

Amulsar(vi)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia

Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia

Back Forty	Gold Resources Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA

Cariboo Gold Project	Osisko Development	5% NSR royalty	Au	Canada

Cascabel	SolGold plc	0.6% NSR royalty	Au, Cu	Ecuador

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico

Copperwood	Highland Copper Company Inc.	1.5% NSR royalty	Cu	USA

Copperwood/White Pine	Highland Copper Company Inc.	3/26th NSR royalty	Ag	USA

Corvette	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada

Dolphin Tungsten	King Island Scheelite Limited	1.5% GRR	Tungsten (W)	Australia

Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada

Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA

Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada

Magino(vii)	Argonaut Gold Inc.	3% NSR royalty	Au	Canada

Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile

Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru

Pine Point	Osisko Metals Incorporated	3% NSR Royalty	Zn	Canada

San Antonio Gold Project	Osisko Development	15% stream	Au, Ag	Mexico

Spring Valley(viii)	Waterton Global Resource Management	2.5 - 3% NSR royalty	Au	USA

Tocantinzinho(ix)	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya

Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand

White Pine	Highland Copper Company Inc.	1.5% NSR royalty	Cu	USA

Windfall	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) Effective April 29, 2021, the Parral offtake was converted into a 2.4% gold and silver stream.

(iii) Osisko became a 35.1% shareholder of the private entity holding the Renard Diamond Mine on November 1, 2019.

(iv) Gross revenue royalty ("GRR").

(v) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. Deliveries under the royalty stream were suspended by the Voluntary Administrator in July 2022.

(vi) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vii) The 3% NSR royalty covers a very small portion of the proposed mine plan.

(viii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

(ix) During the third quarter of 2022, the operator exercised its buy-down option to reduce the royalty by 1% to 0.75%.

Main Producing Assets

Geographical Distribution of Assets

Equity Investments

Osisko's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time, in equity of companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, Osisko may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Development and Osisko Mining Inc.

Osisko may, from time to time and without further notice, except as required by law or regulations, increase or decrease its investments at its discretion.

Main Investments

The following table presents the main investments of Osisko in marketable securities as at December 31, 2022:

Investment	Number of Shares Held	Ownership (%)
Osisko Development	33,333,366(1)	44.1(2)
Osisko Mining Inc.	50,023,569	14.4

 (1) On May 4, 2022, the ODV Shares were consolidated on the basis of one post-consolidation ODV Share for every three pre-consolidation ODV Shares.

 (2) As of March 24, 2023, the Corporation held an interest of 39.9% in Osisko Development.

Sustainability Activities

As a capital provider, Osisko bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders.

Throughout 2022, Osisko made several advancements on sustainability initiatives. Osisko maintained a leading position with MSCI and Sustainalytics, enhanced and further diversified the Osisko Board with two new independent members, Ms. Edie Hofmeister and Mr. Robert Krcmarov, announced four high quality royalty/stream transactions with responsible mining partners, some of which included social commitments to host communities, increased its charitable donations over 2021, maintained a zero incident record in heath, safety and breaches its Code of Conduct, and took up its 20% participation right in Carbon Streaming Corporation's Magdalena Bay Blue carbon project (the "Magdalena Bay Project").

The Magdalena Bay Project is a mangrove forest and associated marine habitat conservation project operated by Fundación MarVivo Mexico, A.C. and MarVivo Corporation. The Magdalena Bay Project is located in Magdalena Bay in Baja California, Mexico, home to a large diversity of sharks, whales and a variety of other species, many of which are listed as endangered. Once implemented, it is expected to be one of the largest blue carbon conservation projects in the world. The Magdalena Bay Project is expected to reduce greenhouse gas emissions by approximately 25 million tCO2e during its 30-year project life and generate an equivalent amount of blue carbon credits. As part of the transaction, Osisko has funded $1.2 million towards the development of the project and will receive a stream of approximately 40,000 carbon credits annually or 4% of annual production. The Magdalena Bay Project is currently in development and initial credit issuance is expected in 2024.

Osisko continuously looks for ways to improve Osisko's sustainability initiatives directly and indirectly via its mining partners.

Human Resources

As of December 31, 2022, Osisko had 26 employees and OBL had 2 employees.

Osisko has a succession plan in order to mitigate the risk of being dependent on key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

2023 Guidance and 5-Year Outlook

2023 Guidance

Osisko expects GEOs earned to range between 95,000 to 105,000 GEOs in 2023 at an average cash margin of 93%.

Osisko's 2023 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimates.

For the 2023 guidance, deliveries of silver, diamond, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 80:1. The 2023 guidance also forecasts the closing of the CSA Silver Stream in the second quarter of 2023, with an effective date of February 1, 2023.

5-Year Outlook

Osisko expects its portfolio to generate between 130,000 and 140,000 GEOs in 2027. The outlook assumes the commencement of production at the San Antonio Gold Project, Cariboo Gold Project, Windfall and Back Forty projects amongst others. It also assumes that the Mantos Blancos copper mine located in northern Chile will have reached its nameplate capacity following the recent expansion of its activities, as well as increased production from certain other operators that have announced planned expansions. Further, the outlook assumes that production from the Renard Stream will have ceased by 2027 (while there remain opportunities for mine life extensions under study by the operator), but such GEOs are expected to be largely replaced by initial production from other assets.

Beyond this growth profile, Osisko owns several other growth assets, which have not been factored in the current 5-year outlook, as their timelines are either later, or less clear. As the operators provide further clarity on these assets, Osisko will seek to include them in its long-term outlook.

This 5-year outlook is based on publicly available forecasts and other disclosure by the third-party owners and operators of Osisko's assets, and could differ materially from actual results. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimates. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 75:1.

This 5-year outlook replaces the 5-year outlook previously released in 2022, which should be considered as withdrawn. Investors should not use this 5-year outlook to extrapolate forecast results to any year within the 5-year period (2023-2027).

Material Mineral Project

Osisko considers that the Canadian Malartic Royalty is currently its only material mineral project for the purposes of NI 43-101.

GENERAL DEVELOPMENT OF OSISKO'S BUSINESS

The following is a description of the events that have influenced the general development of Osisko's business over the last three (3) completed financial years.

Board and Senior Management Appointments

In January 2021, Osisko announced the appointment of Ms. Candace MacGibbon to the Osisko Board and the appointment of Ms. Heather Taylor as Vice President, Investor Relations.

In April 2022, Osisko announced that Mr. Christopher C. Curfman had made the decision not to stand for re-election at the next annual meeting of shareholders of Osisko.

In May 2022, the Osisko Shareholders approved the election of Ms. Edie Hofmeister to the Osisko Board.

In October 2022, Osisko announced the appointment of Mr. Robert Krcmarov to the Osisko Board.

In December 2022, Osisko announced the appointment of Mr. Grant Moenting as Vice President, Capital Markets.

Public Offering

In March 2022, Osisko closed a bought deal financing with a syndicate of underwriters pursuant to which the underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 Osisko Shares at an offering price of US$13.45 per Osisko Share (for total gross proceeds to Osisko of US$250.2 million).

Credit Facility

In September 2022, Osisko increased the accordion feature of the Credit Facility from $100.0 million to $200.0 million and extended its maturity date to September 29, 2026, for a total availability of up to $750 million.

Repayment of Convertible Debentures

On December 31, 2022, Osisko repaid the $300.0 million convertible debentures that came to maturity, using $150.0 million from its cash balance, and drew its credit facility by $150.0 million for the balance.

Private Placement with Investissement Québec of $85.0 Million

In April 2020, Osisko announced the closing of a private placement with Investissement Québec of 7,727,273 Osisko Shares at a price of $11.00 per share for total gross proceeds of $85.0 million.

Potential CSA Silver Stream

In March 2022, OBL entered into a binding agreement with MAC with respect to a US$90 million silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia (the "CSA Mine"). Concurrently, MAC announced the entering into of an agreement to acquire 100% of the shares of the owner of the CSA Mine from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). Osisko has also provided MAC with an option to draw up to an additional US$75 million in upfront proceeds through the sale of a copper stream, subject to the parties finalizing definitive terms and conditions. In December 2022, OBL entered into a revised binding agreement with MAC with respect to the purchase of the CSA Silver Stream. Under the terms of the revised CSA Silver Stream agreement, the upfront cash payment payable by OBL to MAC has been reduced from US$90 million to US$75 million (the "CSA Silver Deposit"). In the event the silver price averages at least US$25.50 per ounce over the ten business days immediately prior to the closing of the CSA Silver Stream, the CSA Silver Deposit will be increased by US$15 million to a total of US$90 million. OBL also agreed to subscribe for US$15.0 million in equity of MAC concurrently with the closing of the CSA Silver Stream.

The CSA Silver Deposit would be payable in full on closing of the CSA Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. OBL would be entitled to receive refined silver in an amount equal to 100% of payable silver produced from the CSA Mine for the life of the mine. The economic effective date of the CSA Silver Stream shall be February 1, 2023. OBL would make ongoing payments for refined silver delivered equal to 4% of the spot silver price on the day prior to the date of delivery. MAC and certain of its subsidiaries, including the operating subsidiary, would provide OBL with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

MAC would grant OBL a right of first refusal in respect of the sale or transfer of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the later of the seventh anniversary of the closing date or the date on which OBL or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC.

Closing of the CSA Silver Stream is expected in the first half of 2023, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC closing the financings required to fund the acquisition of CSA, MAC shareholder's approving the CSA Acquisition Transaction, and certain regulatory approvals.

Potential Backstop Copper Stream

In December 2022, OBL entered into a potential backstop financing agreement with MAC where OBL may provide an upfront deposit of up to US$75 million in respect of a copper stream on CSA (the "Available Copper Deposit"), which MAC may draw in whole or in part to fund any shortfall in the equity financing required to complete the acquisition of the mine. If the full deposit is drawn, OBL will be entitled to receive 3.0% of payable copper until the 5th anniversary of the closing date, then 4.875% of payable copper until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% for the remaining life of mine. In conjunction with the potential CSA backstop copper stream, OBL has agreed to subscribe for up to US$25.0 million in equity of MAC as part of its concurrent equity financing (the "Copper Equity Subscription"). The final amount of the Copper Equity Subscription shall be proportional to the percentage of the Available Copper Deposit drawn by MAC.

Metals Stream Tintic Property

In September 2022, OBL entered into a definitive agreement with Tintic, a subsidiary of Osisko Development, with respect to a metals stream (the "Tintic Stream") covering the producing Trixie project as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District (the "Tintic Property").

OBL made an upfront cash payment of US$20.0 million, which will be used by Osisko Development to fund the development of the Trixie project. OBL will purchase 2.5% of all metals produced from the Tintic Property until 27,150 ounces of refined gold have been delivered. Thereafter, OBL will purchase 2.0% of all metals produced from the Tintic Property for the remaining life of mine. OBL will make ongoing payments for refined metals delivered to the Tintic Stream equal to 25% of the spot prices on the day prior to the date of delivery. Osisko Development, Tintic and certain other subsidiaries provided OBL corporate guarantees and other security over their assets related to the Tintic Property. The economic effective date of the transaction was May 29, 2022 and OBL received its first gold delivery during the third quarter of 2022.

Marimaca Copper Royalty

In September 2022, Osisko acquired a 1.0% NSR royalty for US$15.5 million covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, owned and operated by Marimaca Copper Corp. As part of the transaction, Osisko has been granted certain rights including a right of first refusal with respect to any royalty, stream, or similar interest in connection with financing the Marimaca project.

Cascabel Royalty

In November 2022, Osisko acquired a 0.6% NSR royalty for US$50.0 million covering the entire 4,979 hectare Cascabel property, including the Alpala project, located in northeastern Ecuador and operated by SolGold (the "Cascabel Royalty").

The Alpala deposit is the main target in the Cascabel concession, located on the northern section of the heavily endowed Andean Copper Belt. The project base is located at 800 metres above sea level in northern Ecuador, an approximately three-hour drive on sealed highway north of Quito, close to water, hydroelectric power supply and Pacific ports. The Cascabel property lies on the margin of the Eocene and Miocene metallogenic belts which are renowned for hosting some of the world's largest porphyry copper and gold deposits. A pre-feasibility study outlined a mill throughput of 25 million tonnes per year fed by a block cave operation. Due to the very efficient mining method and transportation of ore to surface via conveyors and access to hydroelectric power, the Alpala mine has the potential to have a very low carbon footprint.

Beginning in 2030 and until the end of 2039, Osisko will receive minimum annual payments under the royalty of US$4.0 million. SolGold was given the right to buydown one-third of the NSR royalty percentage for 4 years following the closing date of the Cascabel Royalty.

Launch of Osisko Development

In November 2020, Osisko transferred to Barolo several mining properties (or securities of the entities that directly or indirectly own such mining properties), and a portfolio of marketable securities valued at approximately $116 million, in exchange for Barolo shares, resulting in a "reverse take-over" of Barolo under the policies of the TSXV and the launch of Osisko Development.

Osisko Development owns the Cariboo Gold Project in British Columbia, Canada, the Tintic Property in Utah, United States and the San Antonio project in Sonora, Mexico.  The Corporation owns a 5% NSR royalty on the Cariboo Gold Project, a 15% gold and silver stream on the San Antonio Gold Project and a 2.5% metals stream on the Tintic Property.

Following the deconsolidation of Osisko Development as at September 30, 2022, Osisko concluded that it exercises significant influence over Osisko Development. As of the date hereof, Osisko held 33,333,366 common shares, representing approximately a 39.9% interest in Osisko Development (75.1% as at December 31, 2021).

Significant Acquisitions

Osisko has not completed any significant acquisition during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

RISK FACTORS

In evaluating Osisko and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Osisko or in connection with the business and operations of Osisko.

Commodity Price Risks

Changes in the market price of the commodities underlying Osisko's interests may affect the profitability of Osisko and the revenue generated therefrom

The revenue derived by Osisko from its portfolio of royalties, streams and other interests and investments might be significantly affected by changes in the market price of the commodities underlying its agreements. Commodity prices, including those to which Osisko is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Osisko, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical factors. All commodities, by their nature, are subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Osisko's profitability, results of operations and financial condition. Furthermore, in connection with increasing tensions related to the ongoing conflict between Russia and Ukraine, and economic sanctions imposed in relation thereto, further volatility in commodity and input prices has been encountered. Further escalation of geopolitical tensions could have a broader impact that expands into commodities and markets where Osisko carries on business activities, which could adversely affect its business and/or supply chain, the economic conditions under which Osisko operates, and its counterparties.

Hedging Risk

Osisko has a foreign exchange hedging policy and may consider adopting a precious metal policy that permits hedging its foreign exchange and precious metal price exposures to reduce the risks associated with currency and precious metal price fluctuations. Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Osisko or adversely affect the financial and other terms the counterparty is able to offer Osisko; (b) market liquidity risk - the risk that Osisko has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk - the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in Osisko incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates. There is no assurance that a hedging policy designed to reduce the risks associated with foreign exchange/currency or precious metal price fluctuations would be successful. Although hedging may protect Osisko from adverse changes in foreign exchange/currency or precious metal price fluctuations, it may also prevent Osisko from fully benefitting from positive changes.

Third Party Operator Risks

Osisko has limited access to data regarding the operation of mines in which it has royalties, streams or other interests

As a holder of royalties, streams or other interests, Osisko does not serve as the mine's operator and has little or no input into how the operations are conducted. As such, Osisko has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of its interest or enhance the performance thereof. It is difficult or impossible for Osisko to ensure that the properties are operated in its best interest. Payments related to Osisko's royalties, streams or other interests may be calculated by the payors in a manner different from Osisko's projections. Osisko does, however, have rights of audit with respect to such royalties, streams or other interests.

Production Estimates, Forecasts and Outlook

The Corporation prepares estimates, forecasts and outlook of future attributable production from the mining operations of the assets on which the Corporation holds a royalty, stream or other interests ("Mining Operations") and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates, forecast or outlook. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Corporation has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators' ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Corporation's estimates, forecast and outlook for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve the production estimates, forecasts or outlook currently anticipated. If the Corporation's production estimates, forecasts or outlook prove to be incorrect, it may have a material adverse effect on the Corporation.

Osisko has little or no control over mining operations in which it holds royalties, streams or other interests

Osisko has few or no contractual rights relating to the operation or development of mines in which it only holds royalties, streams or other interests. Osisko may not be entitled to any material compensation if these mining operations do not meet their forecasted production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. Certain of these properties may not commence production within the time frames anticipated, if at all, and there can be no assurance that the production, if any, from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. Osisko is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, environmental incident, mechanical malfunctions, social unrest, expropriation, community relations and other risks. These issues are common in the mining industry and can occur frequently.

Osisko is dependent on the payment or delivery of amounts for royalties, streams or other interests by the owners and operators of certain properties and any delay in or failure of such payments or deliveries will affect the revenues generated by Osisko's asset portfolio

Royalties, streams and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams or other interests do not abide by their contractual obligations, Osisko would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Osisko, such litigation may have a material adverse effect on Osisko's profitability, results of operations and financial condition.

In addition, Osisko is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant properties. Payments and/or deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments and/or deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Osisko's rights to payment and/or delivery under the royalties, streams or other interests must, in most cases, be enforced by contract without the protection of a security interest over property that Osisko could readily liquidate. This inhibits Osisko's ability to collect outstanding royalties, streams or other interests upon a default. In the event of a bankruptcy of an operator or owner, Osisko may have a limited prospect for full recovery of revenues. Failure to receive any payments and/or deliveries from the owners and operators of the relevant properties may result in a material and adverse effect on Osisko's profitability, results of operation and financial condition.

Osisko is exposed to risks related to exploration, permitting, construction and/or development in relation to the projects and properties in which it holds a royalty, stream or other interest

Many of the projects or properties in which Osisko holds a royalty, stream or other interest in are in the exploration, permitting, construction and/or development stage and such projects are subject to numerous risks, including but not limited to, delays in obtaining equipment, materials and services essential to the exploration, construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental regulations or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete exploration, permitting, construction and/or development of such projects in accordance with current expectations or at all. It is also possible that such owners or operators will require additional capital in order for their projects to become producing mines. Osisko may be asked to provide additional capital to these entities and may decide to do so to preserve the value of its initial investment. There is a risk that the carrying values of certain of Osisko's assets may not be recoverable if the operating entities cannot raise additional capital to continue to explore and develop their assets. The value of Osisko's interests in these projects could thus be negatively affected by many factors, some of which cannot be assessed at the time of investment. Although Osisko undertakes a due diligence process for every investment, mining exploration and development are subject to many risks and it is possible that the value realized by Osisko be less than the original investment.

Some agreements may provide limited recourse in particular circumstances which may further inhibit Osisko's ability to recover or obtain equitable relief in the event of a default under such agreements

Osisko's rights to payment under royalties, streams or other interests must, in most cases, be enforced by contract. Osisko's ability to collect outstanding royalties, streams or other interests, or obtain equitable relief upon cases of default, might be limited pursuant to such contracts. Certain royalty and stream agreements provide for certain protections and security interests in favour of Osisko. However, security arrangements may be difficult to realize upon and also be subordinate, which may cause Osisko to be at a disadvantage in the event of a default. In the event of a bankruptcy, it is possible that an operator or owner claims that Osisko should be treated as an unsecured creditor and that Osisko's rights should be terminated in an insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties, or termination of Osisko's rights, may result in a material and adverse effect on Osisko's profitability, results of operations and financial condition.

Risks related to mining operations

Mining operations involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Thus, Osisko's business might be impacted by such risks inherent to mining operations and is dependent, among other things, on mining operations conducted by third parties.

Osisko may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where Osisko holds royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, Osisko intends to only hold royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

The Corporation may not complete any announced transactions and acquired assets may expose the Corporation to exploration and development risk

The Corporation is in the business of bidding for, and may acquire royalties, streams or other interests in respect of a variety of assets, including those that are based on properties that are speculative and there can be no guarantee that anticipated returns will be realized or, in relation to earlier stage projects, that mineable deposits will be discovered or developed.

The Corporation is engaged in the business to acquire royalties, streams and other interests in mining assets. From time to time the Corporation may enter into binding transactions to acquire, or create through investments, such assets. There can be no assurances the Corporation will successfully complete any announced transactions as a variety of conditions may exist that need to be waived or satisfied prior to completion. There can be no certainty that proposed benefits of transactions to acquire such assets will be realized as anticipated.

Certain of the assets acquired by the Corporation involve exposure to exploration and development risks.

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where the Corporation holds royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, the Corporation intends to only hold royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Operational Risks

The properties on which Osisko holds royalties, streams or other interests are subject to exploration and mining risks

Osisko seeks to acquire royalties, streams or other interests in mineral properties or equity interests in companies that have exploration properties, advanced staged development projects or operating mines. Royalties, streams or other interests are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Osisko's operations will be in part directly related to the cost and ultimate success of the operating mines in which Osisko has royalties, streams or other interest or the companies in which Osisko has equity interests, which may be affected by a number of factors beyond Osisko's control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Osisko has a direct or indirect interest are and will be subject to all the hazards and risks normally incidental to exploration, development and production of Mineral Resources and Mineral Reserves, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which Osisko has royalties, streams or other interests may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of Osisko.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which Osisko may hold royalties, streams or other interests. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which Osisko may hold an interest.

Agreements pertaining to royalties, streams or other interests are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company's financial position, and in turn, may have a material adverse effect on the financial position of Osisko.

The properties on which Osisko holds royalties, streams or other interests may require permits, licenses or consents

The properties on which Osisko holds royalties, streams or other interests, including the mine operations, may require licenses and permits from various governmental authorities or consents from third parties. There can be no assurance that the operator of any given project will be able to obtain or maintain, in a timely manner and on terms favourable to such operator, (i) all necessary licenses and permits that may be required to carry out exploration, development and mining operations or (ii) required consents from third parties.

Mineral Resource and Mineral Reserve estimates have inherent uncertainty

Mineral resource and Mineral Reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While Osisko believes that the Mineral Resource and Mineral Reserve estimates, as applicable, in respect of properties in which Osisko holds royalties, streams or other interests reflect best estimates performed by or on behalf of the owner of such properties, the estimating of Mineral Resources and Mineral Reserves is a subjective process and the accuracy of Mineral Resource and Mineral Reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any Mineral Resource and Mineral Reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated Mineral Resources and Mineral Reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, Mineral Resources are not Mineral Reserves and there is no assurance that any Mineral Resource estimate will ultimately be reclassified as proven or Probable Mineral reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

If operators reduce their Mineral Reserves and Mineral Resources on properties underlying Osisko's royalties, streams or other interests, this may result in a material and adverse effect on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any Mineral Resources and Mineral Reserves exist, substantial expenditures will be required to confirm Mineral Reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing.

Factors beyond the control of Osisko

The potential profitability of mineral properties is dependent upon many factors beyond Osisko's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Osisko cannot predict and are beyond Osisko's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Osisko.

Infectious Disease Outbreaks

Osisko faces risks related to health epidemics, pandemics and other outbreaks of infectious diseases, which could significantly disrupt, directly or indirectly, its operations and may materially and adversely affect its business and financial conditions.

Osisko's business could be adversely impacted by the effects of the coronavirus or other epidemics or pandemics. The extent to which an epidemic or pandemic impacts Osisko's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of an outbreak and the actions taken to contain or treat such outbreak. In particular, the continued spread of the coronavirus globally, together with extraordinary actions taken by public health and governmental authorities to contain the spread of COVID-19, including travel bans, social distancing, quarantines, stay-at-home orders and similar mandates to reduce or cease normal operations, could have materially and adversely impacted Osisko's business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, operations and business of third party operators and owners of properties in which Osisko holds a royalty, stream or other interest, and other factors that could depend on future developments beyond Osisko's control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that Osisko's personnel will not be impacted by these epidemics, pandemics or other outbreaks of infectious diseases and governmental measures and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of infectious diseases could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and Osisko's future prospects.

Influence of third party stakeholders

The lands held by the companies in which Osisko has royalties, streams or other interests, and the roads or other means of access which they utilize or intend to utilize in carrying out work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, work programs may be delayed even if such claims are not meritorious or the scope of the work may otherwise be affected. Such delays may result in significant financial loss and loss of opportunity for Osisko.

Community Relations and Social License

Maintaining a positive relationship with the communities is critical to continuing successful operation of existing mines as well as construction and development of existing and new projects. Community support is a key component of a successful mining project or operation.

The companies which own projects in which Osisko has royalties, streams or other interests may come under pressure in the jurisdictions in which they respectively operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they respectively operate) benefit and will continue to benefit from their commercial activities, and/or that they operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The companies which own projects in which Osisko has royalties, streams or other interests may face opposition with respect to their respective current and future development and exploration projects which could materially adversely affect their business, results of operations, financial condition and the Osisko share price.

Community relations are impacted by a number of factors, both within and outside of Osisko's control. Relations may be strained or social license lost by poor performance in areas such as health and safety, environmental impacts from the mine, increased traffic or noise. External factors such as press scrutiny or other distributed information from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward Osisko or the companies which own projects in which Osisko has royalties, streams or other interests and their respective operations.

Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work operations, and potentially pose a security threat to employees or equipment. Social license may also impact the permitting ability, reputation and ability to build positive community relationships in exploration areas or around newly acquired properties.

Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship with the surrounding communities.

Foreign operation risk

Certain properties held by the companies in which Osisko has royalties, streams or other interests are located outside of the United States and Canada. The ownership, development and operation of these properties may be subject to additional risks associated with conducting business in foreign countries, including, depending on the country, nationalization and expropriation, social unrest, political and economic instability, lack of infrastructure, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, crime, violence, corruption, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects to which such properties relate, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Information Systems and Cyber Security

Osisko relies on its IT infrastructure to meet its business objectives. Osisko uses different IT systems, networks, equipment and software and has adopted security measures to prevent and detect cyber threats. However, Osisko and its counterparties under precious metal purchase agreements, third-party service providers and vendors may be vulnerable to cyber threats, which have been evolving in terms of sophistication and new threats are emerging at an increased rate. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns to Osisko or its counterparties. Although Osisko has not experienced any losses relating to cyber attacks or other information security breaches, there can be no assurance that there will be no such loss in the future. Significant security breaches or system failures of Osisko or its counterparties, especially if such breach goes undetected for a period of time, may result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The significance of any cyber security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on Osisko's business, financial condition and results of operations.

Climate Change

Osisko recognizes that climate change is an international and community concern which may affect the business and operations of Osisko or the companies which own projects in which Osisko has royalties, streams or other interests, directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to communities. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on Osisko's business, results of operations, financial condition and its share price.

Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt operations and the transport routes. Extended disruptions could result in interruption to production which may adversely affect Osisko's business results of operations, financial condition and its share price.

Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on Osisko's business, results of operations, financial condition and its share price.

Reputational Risks

Osisko is subject to reputational risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but not limited to, operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. Osisko adopted the Conflict of Interest and Related Party Transaction Policy with a view to formally document what the Corporation has been doing for years to address related party transactions and to provide a structure to address any such potential transactions in the future. In addition to its risk management policies, controls and procedures, Osisko has a formal Code of Ethics to help manage and support Osisko's reputation.

Financial Condition Risks

Osisko is subject to risks related to its financial condition

Osisko's financial condition has an impact on its risk profile. A sound financial condition can allow Osisko to compete for accretive investment opportunities: the better the financial condition, the more it can bid and compete on quality assets. If additional funds are required, the source of funds that may be available to Osisko, in addition to cash flows, is through the issuance of additional equity capital, borrowings or the sale of assets. There is no assurance that such funding will continue to be available to Osisko. Furthermore, even if such financing is available, there can be no assurance that it will be obtained in a timely manner or on terms favourable to Osisko or provide Osisko with sufficient funds to meet its objectives, which may adversely affect Osisko's business and financial condition and may be further exacerbated by global instability, international conflict and the responses thereto, and by the undetermined future impact of COVID-19 on financial markets. In addition, failure to comply with financial covenants under Osisko's current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect Osisko's financial condition.

Additional financing may result in dilution

Osisko may require additional funds to further its activities. To obtain such funds, Osisko may issue additional securities including, but not limited to, Osisko Shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of Osisko Shareholders.

There can be no assurance that Osisko will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Declaration and payment of dividends

Any decisions to declare and pay dividends on the Osisko Shares is subject to the discretion of the Osisko Board, based on, among other things, Osisko's earnings, financial requirements for Osisko's operations, the satisfaction of applicable solvency tests for the declaration and payment of dividends and other conditions existing from time to time. As a result, no assurance can be given as to the frequency or amount of any such dividend.

Osisko may be a "passive foreign investment company", or PFIC, under applicable U.S. income tax rules, which could result in adverse tax consequences for United States investors

If Osisko were classified as a PFIC for any taxable year during which a U.S. investor owned common shares, the U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of common shares and on certain distributions and a requirement to file annual reports with the IRS.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of securities, and certain gains from commodities transactions.

Osisko believes, on a more-likely-than-not basis, that it was not a PFIC for its taxable year ended December 31, 2022. The classification of Osisko under the PFIC rules depends, in part, on whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC income and asset tests. Moreover, the determination as to whether a corporation is, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority on the application of the relevant PFIC rules to entities such as Osisko. Accordingly, there can be no assurance that the IRS will not challenge the views of Osisko concerning its PFIC status or that such a challenge will not be successful. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Osisko's PFIC status for its current tax year and any future tax year cannot be predicted with certainty.

Each U.S. investor should consult its own tax advisor regarding the PFIC status of Osisko.

Changes in tax legislation or accounting rules could affect the profitability of Osisko

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, Australia, Brazil, Chile, Armenia, Kenya, Macedonia, Argentina, Peru, Mexico, Ecuador, New Zealand, United States of America or any of the countries in which Osisko's assets or relevant contracting parties are located could result in some or all of Osisko's profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Osisko's profits being subject to additional taxation or which could otherwise have a material adverse effect on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other interests by Osisko less attractive to counterparties. Such changes could adversely affect Osisko's ability to acquire new assets or make future investments.

The CRA's recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for Osisko

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of Osisko's offtake and stream assets are owned by and the related revenue is earned by OBL, its Bermuda wholly-owned subsidiary. Osisko has not received any reassessment or proposal from the CRA in connection with income earned by its foreign subsidiaries. Although management believes that Osisko is in full compliance with Canadian and foreign tax law, there can be no assurance that Osisko's structure may not be challenged in future. Tax authorities in jurisdictions applicable to Osisko may periodically conduct reviews of Osisko's tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure. In the event the CRA successfully challenges Osisko's structure, or the manner in which Osisko or any of its subsidiaries has filed its income tax returns and reported its income, this could potentially result in additional federal and provincial taxes and penalties, which could have a material adverse effect on Osisko.

Financial Reporting Risks

Osisko is subject to risks related to financial reporting

In accordance with statutory requirements and sound management practices, Osisko issues financial statements, which present its financial condition at a given date and its financial performance over a certain period. The risk of misstatement of financial or restatement of financial statements can result in significant losses to Osisko: financial losses, as a result of litigation and fines, losses in market capitalization, reputational losses. Key misstatements would include (a) fraudulent misappropriation of assets; (b) fraudulent misrepresentation of performance motivated by personal gain; and (c) inadequate estimates with an impact on valuation of assets and liabilities.

Osisko may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the SOX requires an annual assessment by management of the effectiveness of Osisko's internal control over financial reporting and an attestation report by Osisko's external auditor addressing this assessment. While Osisko's internal control over financial reporting for its last completed financial year were effective, Osisko may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Osisko may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Osisko's failure to satisfy the requirements of Section 404 of SOX and achieve and maintain the adequacy of its internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Osisko's business and negatively impact the trading price of securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Osisko's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide Osisko with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those currently applicable to Osisko.

No evaluation can provide complete assurance that Osisko's internal control over financial reporting will detect or uncover all failures of persons within Osisko to disclose material information otherwise required to be reported. The effectiveness of Osisko's controls and procedures could also be limited by simple errors or faulty judgments. In addition, should Osisko expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Osisko continue to improve its internal control over financial reporting. Although Osisko intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Osisko cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Human Resources Risks

Osisko may experience difficulty attracting and retaining qualified management and specialized technical personnel to grow its business, which could have a material adverse effect on Osisko's business and financial condition

Osisko may be dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Osisko's business and financial condition. Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management and specialized technical personnel. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Osisko or the companies which own projects in which Osisko holds royalties, streams or other interests may remain highly dependent upon contractors and third parties in the performance of their exploration, development and operational activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on their behalf or be available upon commercially acceptable terms.

Currency Risks

Osisko's revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Osisko's main activities and offices are currently located in Canada and the costs associated with Osisko's activities are in majority denominated in Canadian dollar. However, Osisko's revenues from the sale of gold, silver or other commodities are in U.S. dollars. Osisko is subject to foreign currency, which may have a material and adverse effect on Osisko's profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Osisko may suffer losses due to adverse foreign currency rate fluctuations.

Financial Markets Risks

Osisko is subject to risks related to financial markets

Failure of financial markets can have a significant impact on the valuation of Osisko and its assets, and increasing financial and takeover risks.

Fluctuation in market value of Osisko Shares

The market price of the Osisko Shares is affected by many variables not directly related to the corporate performance of Osisko, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the securities. The effect of these and other factors on the market price of Osisko Shares in the future cannot be predicted.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Osisko include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of Osisko's securities at any given time may not accurately reflect the long-term value of Osisko.

Equity Price Risk and Liquidity of Investments

Osisko is exposed to equity price risk as a result of holding a portfolio of investments in publicly listed companies. Just as investing in Osisko is inherent with risks such as those set out in this Annual Information Form, by investing in these other companies, Osisko is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. Osisko may have difficulty in selling its investments in exploration and mining companies in the event such sales would be contemplated.

Legal Risks

Osisko's business is subject to significant governmental regulations

Osisko's business may be impacted by extensive federal, provincial and local laws and regulations governing various matters, including environmental protection; management and use of toxic substances and explosives; management of natural resources; exploration of mineral properties; exports; price controls; taxation; labour standards and occupational health and safety, including mine safety; and historic and cultural preservation in relation to projects.

Failure by companies which own projects in which Osisko holds royalties, streams or other interests, to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant impact. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities could impact Osisko's business.

Osisko's business is subject to evolving corporate governance and public disclosure regulations that have increased both Osisko's compliance costs and the risk of non compliance, which could have an adverse effect on the price of Osisko's securities

Osisko is subject to changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. Osisko's efforts to comply with rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes and encountering unusual or unexpected geological conditions). Such risk and hazards might impact the business of Osisko or of the companies which own projects in which Osisko holds royalties, streams or other interests. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko, or the companies which own projects in which Osisko holds royalties, streams or other interests, may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or against which they may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Osisko.

There can be no assurance of title to property

There may be challenges to title to the mineral properties held by Osisko or the companies which own projects in which Osisko has royalties, streams or other interests. If there are title defects with respect to any such properties, they might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing programs.

There may be amendments to laws

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Osisko's business and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties in which Osisko has royalties, streams or other interests or require abandonment or delays in development of new mining properties.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalties, streams or other interests

Royalties, streams and other interests are subject to title and other defects and contestation by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While Osisko seeks to confirm the existence, validity, enforceability and geographic extent of the royalties, streams and other interests it holds, there can be no assurance that disputes over these and other matters will not arise.

The properties on which Osisko holds royalties, streams or other interests or the companies in which Osisko has an equity interest may be the subject of litigation

Potential litigation may arise on a property on which Osisko holds royalties, streams or other interests (for example litigation between joint venture partners or original property owners) or with respect to a company in which Osisko holds an equity interest. As a holder of royalties, streams or other interests, Osisko will not generally have any influence on the litigation nor will it generally have access to data.

The registration of royalties, streams or other interests may not protect Osisko's interests

The right to record or register royalties, streams or other interests in various registries or mining recorders offices may not necessarily provide any protection to Osisko. Accordingly, Osisko may be subject to risk from third parties.

Environmental risks and hazards

The companies which own projects in which Osisko has royalties, streams or other interest are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Osisko's business. Environmental hazards may exist on properties in which Osisko has royalties, streams or other interest which are unknown at present to Osisko or to companies which own such projects and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management of such companies may differ from the actual expenditures required.

Foreign countries and regulatory requirements

Osisko and the companies which own projects in which Osisko holds royalties, streams or other interests have investments in properties and projects located in foreign countries. The carrying values of these properties and the ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which Osisko has assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policies intended to alter laws regulating the mining industry could have a material adverse effect on Osisko. There can be no assurance that Osisko's assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, Osisko may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Osisko also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Osisko to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on Osisko's operations.

Conflict of Interest Risks

Some of Osisko's directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies

Some of the persons who are directors and officers of Osisko are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Osisko may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Osisko's financial position. Osisko adopted the Conflict of Interest and Related Party Transaction Policy with a view to formally document what the Corporation has been doing for years to address related party transactions and, to provide a structure to address any such potential transactions in the future.

Merger and Acquisitions Risks

Any mergers, acquisitions or joint ventures would be accompanied by risks

Osisko may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses. The global landscape has changed for mergers and acquisitions and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process of a potential investment might be inadequate and cause material negative outcomes. These acquisitions may be significant in size, may change the scale of Osisko's business and may expose it to new geographic, political, operating, financial and geological risks. Osisko's success in its acquisition activities will depend on its ability to identify suitable acquisition candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of Osisko. Any acquisitions may be accompanied by risks, such as: (a) the difficulty of integrating the operations and personnel of any acquired companies; (b) the potential disruption of Osisko's ongoing business; (c) the inability of management to maximize the financial and strategic position of Osisko through the successful incorporation of acquired assets and businesses or joint ventures; (d) additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; (e) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; (f) dilution of Osisko's present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant interests to a joint venture partner; and (g) the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that Osisko would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Mergers and acquisitions contemplated by Osisko may require third party approvals

Osisko may intend to enter into agreements to acquire royalties, streams or other interests that require the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete acquisitions may result in a material adverse effect on Osisko's profitability, results of operation and financial condition.

Osisko faces competition and the mining industry is competitive at all of its stages

Many companies and investors are engaged in the search for and the acquisition of royalties, streams or other interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies and investors are engaged in the acquisition of royalties, streams or other interests, including pension funds, private funds, mining companies, operators and large, established companies with substantial financial resources, operational capabilities and long earnings records. Osisko may be at a competitive disadvantage in acquiring interests in natural resource properties, whether by way of royalties, streams or other form of investment, as many competitors may have greater financial resources and technical staff. There can be no assurance that Osisko will be able to compete successfully against other companies and investors in acquiring interests in new natural resource properties and royalties, streams or other interests. In addition, Osisko may be unable to make acquisitions at acceptable valuations and on terms it considers to be acceptable. Osisko's inability to acquire additional royalties, streams or other interests in mineral properties may result in a material and adverse effect on Osisko's profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of metals. Factors beyond the control of Osisko may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Osisko not receiving any future payments related to royalties, streams or other interests or losing value on its equity investments.

Fraud Risks

Osisko is subject to potential fraud and corruption

Osisko is subject to risks related to potential to gain benefits from improper transactions (purchasing, gold, payroll) and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate Osisko, compliance with applicable anti-corruption laws, by virtue of Osisko operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and Osisko's possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its Code of Ethics and applicable regulatory requirements. Osisko adopted an anti-bribery, anti-corruption and anti-money laundering policy which provides a framework to ensure that the Corporation, together with its respective directors, officers, employees, agents and representatives conducts business: (i) in an honest and ethical manner reflecting the highest standards of integrity; (ii) in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation; (iii) in compliance with the Corporation's code of ethics and; (iv) in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

MATERIAL MINERAL PROJECT

The Canadian Malartic Royalty

Pursuant to the Canadian Malartic Royalty Agreement, Osisko holds a real right in the Canadian Malartic Properties (and the associated ores, minerals and Mineral Resources and by-products thereof which may be extracted from the Canadian Malartic Properties) and Canadian Malartic GP has agreed to pay Osisko a 3-5% NSR royalty from production of metals, ores and other materials recovered from the Canadian Malartic Properties (the "Canadian Malartic Royalty"). The term of the Canadian Malartic Royalty Agreement is perpetual.

For a description of the Canadian Malartic Properties, see "Schedule B - Technical Information underlying the Canadian Malartic Properties".

Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Malartic Royalty for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko's account shall be credited with 5% of the refined gold and 5% of the refined silver as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited to the operator, subject to further adjustment. Since 2014, Osisko has elected to receive the Canadian Malartic Royalty in-kind. The Canadian Malartic Royalty is payable quarterly and all payments pursuant to the Canadian Malartic Royalty to be paid in cash must be paid in U.S. dollars.

Osisko has the right to inspect the Canadian Malartic Properties and to inspect and audit books and records upon 20 days' prior notice to Canadian Malartic GP. Canadian Malartic GP is required to deliver to Osisko an annual forecast report.

If Canadian Malartic GP intends to abandon any portion of the Canadian Malartic Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Canadian Malartic GP is required to pay Osisko a $0.40 per tonne milling fee in respect of ore milled at the Canadian Malartic Properties that is not produced from the Canadian Malartic Properties provided no fee is payable in respect of any tonnes of ore milled in excess of 65,000 tpd.

Osisko may assign all of its rights in the Canadian Malartic Royalty without the prior consent of Canadian Malartic GP. Canadian Malartic GP may not assign or otherwise convey the Canadian Malartic Properties unless certain conditions are satisfied.

A deed of hypothec was entered into in order to hypothecate the Canadian Malartic Properties in favour of Osisko and securing payment of the Canadian Malartic Royalty subject to certain terms and conditions. The hypothec is first-ranking subject to, among other things, security existing at the time of execution of the Canadian Malartic Royalty Agreement. The Canadian Malartic Royalty Agreement has been published at the Québec Public Register of Real and Immovable Mining Rights.

DIVIDENDS

Dividend Program and Dividend Payments

In November 2014, Osisko announced the initiation of a quarterly dividend program. Since the initiation of the program, Osisko declared dividends as follows:

Declaration date	Dividend per share	Record date(i)	Payment date(i)	Dividends paid or payable
	$			$

Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000
Year 2018	0.20	n/a	n/a	31,213,000
Year 2019	0.20	n/a	n/a	29,976,000
Year 2020	0.20	n/a	n/a	32,838,000
Year 2021	0.21	n/a	n/a	32,838,000
Year 2022	0.22	n/a	n/a	40,574,000
February 24, 2023	0.055	March 31, 2023	April 14, 2023	Tbd(ii)

NOTES:

(i) Not applicable ("n/a") for annual summaries.

(ii) To be determined ("tbd") on March 31, 2023 based on the number of shares outstanding and the number of shares participating in the Dividend Reinvestment Plan on the record date.

Dividend Reinvestment Plan

In 2015, Osisko implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017 for U.S. shareholders) to reinvest their cash dividends into additional Osisko shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko's sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the Dividend Reinvestment Plan.

As at December 31, 2022, the holders of 6.7 million Osisko Shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $0.4 million. During the year ended December 31, 2022, Osisko issued 118,639 Osisko Shares under the Dividend Reinvestment Plan, at a discount rate of 3%.

DESCRIPTION OF CAPITAL STRUCTURE

Osisko Shares

Osisko is authorized to issue an unlimited number of Osisko Shares without nominal or par value.

Subject to the rights and restrictions attaching to the Osisko Preferred Shares issuable in series and to the terms of an amended and restated shareholder rights plan dated May 4, 2017 (as approved for continuation on June 22, 2020) the rights, privileges, conditions and restrictions attaching to the Osisko Shares, as a class, are equal in all respects and include the following rights.

Dividends

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right to receive, if, as and when declared by the Osisko Board, any dividend on such dates and for such amounts as the Osisko Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko, to receive the remaining property of Osisko.

Right to Vote

The holders of the Osisko Shares shall have the right to one (1) vote at any meeting of the shareholders of Osisko, except meetings at which only holders of any series of Osisko Preferred Shares are entitled to vote.

As of the date hereof, 184,644,410 Osisko Shares were issued and outstanding.

Renewal of Normal Course Issuer Bid

In December 2022, Osisko renewed its normal course issuer bid. Under the terms of the 2023 NCIB Program, Osisko may acquire up to 18,293,240 Osisko Shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2023 NCIB Program are authorized until December 11, 2023. Daily purchases will be limited to 81,963 Osisko Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Osisko Shares on the TSX for the six-month period ending November 30, 2022, being 327,856 Osisko Shares.

During the year ended December 31, 2022, Osisko purchased for cancellation a total of 1,694,658 Osisko Shares for $22.1 million (average acquisition price per share of $13.0619) under its previous 2022 NCIB Program.

Osisko Preferred Shares

The rights and restrictions attached to the preferred shares of Osisko issuable in series (the "Osisko Preferred Shares") are as follows.

Issuance in Series

The Osisko Preferred Shares may be issued in one or more series and subject as hereinafter provided and subject to the provisions of the QBCA, the Osisko Board shall determine, by resolution, before the issue of each series, the designation, rights and restrictions to be attached thereto, including, but without in any way limiting or restricting the generality of the foregoing: (a) the right, as the case may be, to receive dividends, the form of payment of dividends, the rate or amount or method of calculation of dividends, whether cumulative or non-cumulative, the date or dates and places of payment and the date or dates from which such dividends shall accrue or become payable; (b) the rights and/or obligations, if any, of Osisko or of the holders thereof with respect to the purchase or redemption of the Osisko Preferred Shares and the consideration for and the terms and conditions of any such purchase or redemption; (c) the conversion or exchange rights, if any, and the conditions attaching thereto; (d) the restrictions, if any, as to the payment of dividends on shares of Osisko ranking junior to the Osisko Preferred Shares; and (e) any other provisions deemed expedient by the directors, the whole subject to the issuance of a certificate of amendment setting forth the number and the designation, as well as the rights and restrictions to be attached to the Osisko Preferred Shares of such series.

Dividends

The Osisko Preferred Shares shall, with respect to the payment of dividends, be entitled to preference over any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and no dividends shall at any time be declared or paid or set apart for payment on any other shares of Osisko ranking junior to the Osisko Preferred Shares, nor shall Osisko call for redemption or purchase for cancellation any of the Osisko Preferred Shares unless at the date of such declaration, payment, setting apart for payment or call for redemption or purchase, as the case may be, all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Osisko Preferred Shares then issued and outstanding and the non-cumulative dividend payment for the then current fiscal year and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Osisko Preferred Shares then issued and outstanding.

Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of Osisko or other distribution of assets of Osisko among shareholders for the purpose of winding-up its affairs, the holders of the Osisko Preferred Shares shall be entitled to receive, before any amount shall be paid to, or any property or assets of Osisko distributed among the holders of the Osisko Shares or of shares of any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and to the extent provided for with respect to each series, the amount of the consideration received by Osisko for such Osisko Preferred Shares, such premiums, if any, as has been provided for with respect to such series together with, in the case of cumulative Osisko Preferred Shares, all unpaid accrued dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the latest of the following dates, namely (a) the date fixed by the Osisko Board at the time of allotment and issue of such shares or if such date is not fixed, the date of their allotment and issue, or (b) the date of expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative Osisko Preferred Shares, all declared and unpaid dividends. After payment to the holders of the Osisko Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Osisko.

Equal Rank of All Series

The Osisko Preferred Shares of each series shall rank pari passu with the Osisko Preferred Shares of every other series with respect to the payment of dividends, as the case may be, and the distribution of assets in the event of the liquidation, dissolution or winding-up of Osisko, whether voluntary or involuntary, provided, however, that in the event of there being insufficient assets to satisfy in full the repayment of all moneys owing to the holders of Osisko Preferred Shares, such assets shall be applied rateably to the repayment of the amount paid up on such Osisko Preferred Shares and, then, to the payment of all unpaid accrued cumulative dividends, whether declared or not, and all declared and unpaid non-cumulative dividends.

Voting Rights

Subject to the provisions of the QBCA and, except as otherwise expressly provided herein, the holders of any series of the Osisko Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to receive notice of or to attend shareholders' meetings.

Amendments

As long as any of the Osisko Preferred Shares are outstanding, Osisko may not, except with the approval of the holders of the Osisko Preferred Shares hereinafter specified and after having complied with the relevant provisions of the QBCA, create any other shares ranking in priority to or pari passu with the Osisko Preferred Shares, voluntarily liquidate or dissolve Osisko or effect any reduction of capital involving a distribution of assets on other shares of its share capital or repeal, amend or otherwise alter any of the provisions relating to the Osisko Preferred Shares as a class.

Any approval of the holders of the Osisko Preferred Shares as aforesaid shall be deemed to have been sufficiently given if contained in a resolution adopted by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution at a meeting of the holders of the Osisko Preferred Shares duly called and held for that purpose, at which meeting such holders shall have one vote for each Osisko Preferred Share held by them respectively, or in an instrument signed by all the holders of the then outstanding Osisko Preferred Shares.

If an amendment as hereinabove provided especially affects the rights of the holders of Osisko Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Osisko Preferred Shares of any other series are affected, then such amendment shall, in addition to being approved by the holders of the Osisko Preferred Shares voting separately as a class, be approved by the holders of the Osisko Preferred Shares of such series, voting separately as a series, and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval.

As of the date hereof, no Osisko Preferred Shares were issued and outstanding.

Debentures

In November 2017, Osisko closed a bought deal offering of Debentures in an aggregate principal amount of $300 million (the "Debentures"). The Debentures were repaid in full on the maturity date on December 31, 2022. When issued, the terms of the Debentures provided that each Debenture would bear interest at a rate of 4% per annum, payable semi-annually on June 30 and December 31 each year, commencing on June 30, 2018. The Debentures were convertible at the holder's option into Osisko Shares at a conversion price equal to $22.89 per Osisko Share (representing a conversion rate of 43.6872 Osisko Shares per $1,000 principal amount of Debentures) and were redeemable under certain circumstances by Osisko. Before they were repaid and delisted on January 3, 2023, the Debentures were listed and posted for trading on the TSX under the symbol "OR.DB".

MARKET FOR SECURITIES

Trading Price and Volume

Osisko Shares

The Osisko Shares are currently listed on the TSX and on the NYSE under the symbol "OR". The following table sets forth the price range and trading volume for the Osisko Shares on the TSX and the NYSE, for the periods indicated.

	TSX			NYSE
	High (C$)	Low (C$)	Volume (#)	High (US$)	Low ($US)	Volume (#)
2022
January	15.51	13.60	7,961,664	12.39	10.64	14,494,590
February	16.35	13.89	6,654,061	12.81	10.93	12,905,757
March	18.59	15.65	18,271,938	14.565	12.36	38,026,300
April	18.00	15.61	9,012,470	14.27	12.14	18,870,800
May	16.41	13.30	9,258,329	12.85	10.175	21,761,600
June	15.18	12.97	8,080,232	12.05	10.065	23,584,900
July	13.53	11.90	7,045,429	10.555	9.25	18,392,600
August	13.73	12.55	5,083,351	10.76	9.55	12,255,700
September	14.13	12.11	7,345,830	10.84	9.195	19,851,500
October	14.96	13.08	4,473,528	11.06	9.39	12,534,100

	TSX			NYSE
	High (C$)	Low (C$)	Volume (#)	High (US$)	Low ($US)	Volume (#)
November	17.48	13.70	10,457,467	13.095	9.94	14,300,300
December	17.43	16.10	7,368,068	12.88	11.78	13,786,000
2023
January	18.78	16.63	10,357,648	14.025	12.18	17,915,200
February	18.07	16.80	9,380,793	13.605	12.31	11,095,000
March(1)	20.94	17.56	10,952,545	15.19	14.92	22,001,900

(1) Up to and including March 24, 2023.

The closing price of the Osisko Shares on the TSX on March 24, 2023 was $20.60. The closing price of the Osisko Shares on the NYSE on March 24, 2023 was US$15.01.

Warrants

Up to February 18, 2022, the common share purchase warrants of Osisko were listed on the TSX under the symbol OR.WT. The following table sets forth the price range and trading volume for the warrants on the TSX, for the periods indicated.

	OR.WT
	High (C$)	Low (C$)	Volume (#)
2022
January	0.015	0.005	115,277
February(1)	0.005	0.005	193,550

(1) Up to and including their expiration on February 18, 2022.

The closing price of the warrants "OR.WT" on the TSX on February 18, 2022, their last trading day, was $0.005.

Debentures

Until January 3, 2023, the Debentures were listed on the TSX under the symbol OR.DB. The following table sets forth the price range and trading volume for the Debentures on the TSX, for the periods indicated.

	OR.DB
	High (C$)	Low (C$)	Volume (#)
2022
January	101.56	100.51	4,850
February	101.78	100.80	17,650
March	103.00	100.00	24,260
April	101.70	100.01	3,630
May	100.15	99.00	75,000
June	99.65	98.70	10,070
July	99.50	98.50	56,060
August	99.50	98.05	17,270
September	99.40	99.01	45,680
October	99.50	99.10	32,780
November	99.85	99.42	35,350
December	100.00	99.65	129,765
2023
January(1)	Nil	Nil	Nil

(1) Up to and including their delisting on January 3, 2023.

The closing price of the Debentures "OR.DB" on the TSX on December 30, 2022, their last trading day, was $99.71.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of Osisko that were outstanding as of December 31, 2022 but not listed or quoted on a marketplace are the Osisko Options, the Osisko RSUs and the Osisko DSUs.

The price at which such securities have been issued by Osisko during the most recently completed financial year, the number of securities of the class issued at that price and the date on which such securities were issued are detailed below.

Osisko Options

The following table sets forth the number of Osisko Options granted during the most recently completed financial year, the date of grant and the exercise price thereof:

Date of Grant	Number of Osisko Options	Exercise Price Per Osisko Option
June 1, 2020	670,000	$14.27
August 11, 2022	14,100	$13.30

Restricted Share Units

During the financial year ended December 31, 2022, Osisko granted a total of 275,520 Osisko RSUs pursuant to the Osisko RSU Plan and under which equity securities of Osisko are authorized for issuance. The table below shows Osisko RSUs granted in 2022, which provide the right to receive payment in the form of Osisko Shares, cash or a combination of Osisko Shares and in cash, at Osisko's sole discretion:

Date of Grant	Number of Osisko RSUs	Osisko Share Price at the time of Grant
June 1, 2020	273,520	$14.27
August 11, 2022	2,000	$13.30

Deferred Share Units

During the financial year ended December 31, 2022, Osisko granted a total of 78,200 Osisko DSUs pursuant to the Osisko DSU Plan and under which equity securities of Osisko are authorized for issuance. The table below shows Osisko DSUs granted in 2022, which provide the right to receive payment in the form of Osisko Shares, cash or a combination of Osisko Shares and in cash, at Osisko's sole discretion:

Date of Grant	Number of Osisko DSUs	Osisko Share Price at the time of Grant
June 1, 2022	66,580	$14.27
November 14, 2022	11,620	$17.22

DIRECTORS AND OFFICERS

Name, Address and Occupation

The following table sets out the Osisko directors and officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first appointed as directors and/or officers of Osisko, as of December 31, 2022.

Name and place of residence	Principal occupations during the last five (5) years(1)	Director and/or Officer since
Sean Roosen Québec, Canada Executive Chair	Executive Chair of Osisko and Chief Executive Officer and Chair of the Board of Directors of Osisko Development since November 2020. Chair and Chief Executive Officer of Osisko from June 2014 to November 2020.	2014
Joanne Ferstman(2,9) Ontario, Canada Lead Director	Corporate Director and Chartered Professional Accountant.	2014
John R. Baird(4,7) Ontario, Canada Director	Corporate Director and Advisor with Bennett Jones LLP.	2020
Edie Hofmeister(5,7) California, United States Director	Corporate Director who was Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources Inc. from February 2010 to February 2019.	2022
William Murray John(5,6) British Columbia, Canada Director	Corporate Director.	2020
Robert Krcmarov Ontario, Canada Director	Corporate Director and former Executive Vice President of Exploration and Growth for Barrick Gold Corporation; he held progressive position at Barrick Gold Corporation from December 2001 to November 2021.	2022
Pierre Labbé(3,8) Québec, Canada Director	Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1, 2022. Prior to joining QScale, he was Chief Financial Officer of IMV Inc.	2015
Candace MacGibbon(3,9) Ontario, Canada Director	Corporate Director and former Chief Executive Officer of INV Metals Inc. from October 2015 to July 2021.	2021
Charles E. Page(3,7) Ontario, Canada Director	Corporate Director and Professional Geologist.	2014
Sandeep Singh Ontario, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of Osisko since November 2020 and President of Osisko from December 2019 to November 2020. Prior to December 2019, investment banker in the metals and mining industry.	2019
Guy Desharnais Québec, Canada Vice President, Project Evaluation	Vice President, Project Evaluation of Osisko since August 2020. From September 2017 to August 2020, Director of Mineral Resource Evaluation for Osisko. From August 2010 to June 2017, Technical Manager of Geological Services of SGS.	2020

Name and place of residence	Principal occupations during the last five (5) years(1)	Director and/or Officer since
Iain Farmer Québec, Canada Vice President, Corporate Development	Vice President, Corporate Development of Osisko. Prior to February 2020, Director of Evaluations for Osisko.	2020
André Le Bel Québec, Canada Vice President, Legal Affairs and Corporate Secretary	Vice President, Legal Affairs and Corporate Secretary of Osisko. He also served as Vice President, Legal Affairs and Corporate Secretary of Falco from November 2015 to June 2022 and as Corporate Secretary of Osisko Development from February 2021 to June 2022.	2015
Grant Moenting Ontario, Canada Vice President, Capital Markets	Vice President, Capital Markets of Osisko. Prior to joining Osisko, Mining Institutional Equity Sales at Scotiabank GBM from August 2014 to January 2023.	2023
Frédéric Ruel Québec, Canada Chief Financial Officer and Vice President, Finance	Chief Financial Officer and Vice President, Finance of Osisko. Prior to February 2020, Vice President, Corporate Controller of Osisko and Falco; from January 2015 to November 2016, Corporate Controller of Osisko. From November 2016 to July 2017, Corporate Controller of Falco.	2016
Heather Taylor Ontario, Canada Vice President, Investor Relations	Vice President, Investor Relations of Osisko. Prior to January 2021, Head of Business Development at Nexa Resources SA from June 2020 to December 2020 and managed Investor Relations at Nevsun Resources Ltd from November 2016 to January 2019.	2021

(1) The information as to principal occupations has been furnished by each director and/or officer individually.

(2) Chair of the Audit and Risk Committee.

(3) Member of the Audit and Risk Committee.

(4) Chair of the Governance and Nomination Committee.

(5) Member of the Governance and Nomination Committee.

(6) Chair of the Environmental and Sustainability Committee.

(7) Member of the Environmental and Sustainability Committee.

(8) Chair of the Human Resources Committee.

(9) Member of the Human Resources Committee.

Biographic Notes

Sean Roosen, Executive Chair of the Board of Directors

Mr. Sean Roosen is a founding member of Osisko and he was appointed Executive Chair of the Board of Directors on November 25, 2020. Prior to that, he was Chief Executive Officer and Chair of the Board of Directors of the Corporation. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders' value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the "Top 20 Most Influential Individuals in Global Mining".

In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Joanne Ferstman, CPA, Independent Lead Director

Ms. Joanne Ferstman is a director, who has been serving on several public company boards and has over 20 years of progressive experience in the financial industry. She was until 2012 President and Chief Executive Officer of Dundee Capital Markets Inc., a full-service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc. for over 18 years, primarily as Chief Financier Officer, where she was responsible for strategic development, financial and regulatory reporting and risk management.

She currently serves on the board of directors of Cogeco Communications and Chairs the Audit Committee and is member of the Strategic Opportunities Committee. She is Chair of DREAM Unlimited (a real estate company), on which she also serves as Chair of the Audit Committee and as a member of the Organization, Design and Culture and Leaders and Mentors Committees. She also serves as director and Chair of the Audit Committee and member of the Human Resources Committee of ATS Corporation (an advanced automation solutions corporation). Ms. Ferstman was formerly a director of DREAM Office REIT and Osisko Development. Ms. Ferstman's strong and in-depth knowledge of financial and fiscal matters makes her a solid contributor on assessing the Corporation's finance performance. Her past executive positions and her experience as a director and chair of audit committees on various public corporations make her a valuable Lead Director and Chair of the Audit and Risk Committee.

Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

The Hon. John R. Baird, B.A.(Hons), Independent Director

Mr. John Baird is a director and advisor to a variety of firms in Canada and abroad. He was a former Senior Cabinet Minister in the Government of Canada and was the former Canadian Minister of Foreign Affairs.

A native of Ottawa, Mr. Baird spent three terms as a Member of Parliament and four years as Minister of Foreign Affairs where he advanced Canada/US relations and worked to strengthen ties to the Middle East and China. He also served as President of the Treasury Board, Minister of the Environment, Minister of Transport and Infrastructure, and Leader of the Government in the House of Commons. In 2010, he was selected by the Members of Parliament from all parties as Parliamentarian of the Year. Prior to entering federal politics, Mr. Baird spent ten years in the Ontario Legislature where he served in several Ministerial portfolios. Mr. Baird sits on the corporate boards of Canadian Pacific, Canfor, the FWD Group, and PineBridge Investments, and is a member of the International Advisory Board of Barrick Gold Corp. He also serves as a Senior Advisor with Bennett Jones LLP, and is a Senior Advisor at Eurasia Group, a global political risk consultancy. Until January 2020, he served as Global Strategic Advisor to Hatch Ltd, a Canadian global multidisciplinary management, engineering and development consultancy. Mr. Baird also volunteers his time with Community Living Ontario, an organization that supports individuals with developmental disabilities and the Prince's Trust Canada, the charitable office of His Majesty King Charles III.

Mr. Baird holds an Honours Bachelor of Arts in Political Studies from Queen's University at Kingston and was presented with an Honorary Doctor of Law LLD at Queen's University in 2018.

Edie Hofmeister, MA, JD, Independent Director

Ms. Edie Hofmeister has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years. Most recently, she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister was a Canadian General Counsel Award finalist in the category of ESG.  She is a member of the Women's General Counsel Group and the National Association of Corporate Directors. She Chairs the International Bar Association's Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations.

Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

William Murray John, B.Sc., MBA, Independent Director

Mr. William Murray John is a mining engineer and investment industry professional. He currently serves as the chair of the board of directors of Discovery Silver Corp. and Prime Mining Corp. and he is the Lead Director of O3 Mining Inc. Prior to his retirement in December 2014, he was the President and Chief Executive Officer of Dundee Resources Limited, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc., where he was responsible for managing merchant banking investments, Private Equity resource and precious metals focused mutual funds and flow-through limited partnerships. Mr. John has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager.

He graduated from the Camborne School of Mines in 1980 with a Bachelor of Science (Hons) in mining engineering and received an award from the Associateship of the Camborne School of Mines. Mr. John also received a Master of Business Administration from the University of Toronto in 1993.

Robert Krcmarov, MEconGeol, BSc(Hons), FAusIMM, FSEG, Independent Director

Mr. Robert Krcmarov is a geologist and an experienced international mining executive. Mr. Krcmarov currently serves as a technical advisor to Barrick Gold Corporation, having previously served as an executive with that company for 13 years, and as Executive Vice President Exploration and Growth since 2016. He led exploration teams which have discovered multiple value adding orebodies, including several world class greenfield discoveries.

His leadership capabilities span mineral exploration, mining operations, R&D and strategic planning. Expertise includes evaluation of new business opportunities, negotiation of joint ventures, M&A, as well as capital markets and investor relations.

Mr. Krcmarov's international experience spans many countries in five continents. He ran efficient and safe operations, conducted effective community relations, and engaged in constructive dialogue with government officials and other stakeholders.

Mr. Krcmarov holds a Master of Economic Geology from the University of Tasmania and a Bachelor of Science in Geology from the University of Adelaide. He is also a Fellow of the Australian Institute of Mining and Metallurgy and a Fellow of the Society of Economic Geologists. He is a member of the Institute of Corporate Directors and is enrolled in ICD-Rotman Directors Education Program.

Pierre Labbé, CPA, ICD.D, Independent Director

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he had been the Chief Financial Officer of IMV Inc. for the five previous years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007 - 2012), Sequoia Minerals (2003 - 2004), and Mazarin Inc. (2000 - 2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to the Osisko Board by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

Candace MacGibbon, CPA, Independent Director

Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets. She was until July 2021 the Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador. Ms. MacGibbon has a deep understanding of the capital markets because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets.

Ms. MacGibbon is a chartered professional accountant and her financial and accounting experience includes her previous role as chief financial officer of INV Metals, as well as her prior employment with Deloitte LLP.

She was appointed to the board of directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement.

Ms. MacGibbon holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University. She holds the ICD.D designation from the Institute of Corporate Directors and has recently received a Cybersecurity Certification from Cornell University.

Charles E. Page, M.Sc., P.Geo., Independent Director

Mr. Charles E. Page is a director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 until it was acquired in 2012.

Mr. Page was appointed to the Board of Directors of Osisko Development as a nominee of the Corporation in accordance with the terms and conditions of an investment agreement.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Sandeep Singh, B. Eng., MBA, President and Chief Executive Officer and Director

Mr. Sandeep Singh joined Osisko as President in January 2020. He became President and Chief Executive Officer in November 2020. For the fifteen years prior, Mr. Singh was an investment banker in the metals and mining industry where he advised numerous mining companies on growth and financing strategies with Maxit Capital (2014 - 2020), Dundee Securities (2010 - 2014) and BMO Capital Markets (2005 - 2010). As co-founder of Maxit Capital, he was instrumental in building an independent and highly successful advisory firm, which acted on some of the most complex and value-enhancing transactions in the mining sector.

Mr. Singh holds a Bachelor of Mechanical Engineering degree from Concordia University and a Masters of Business Administration degree from Oxford University.

Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation

Dr. Guy Desharnais joined the technical services team of Osisko in 2017 and was appointed Vice President, Project Evaluation in August 2020. After completing his Ph.D. in geochemistry and igneous petrology, Dr. Desharnais worked five years as an exploration geologist with Xstrata Nickel (Glencore). He worked as a Qualified Person and manager of SGS Geostat for seven years. He led the team that won the Integra Gold Rush Challenge in 2016.

He was named Distinguished Lecturer by the CIM in 2017 and is an active member of the Mining Technical Advisory and Monitoring Committee for the Canadian Securities Administrators and the "Comité Consultatif du Secteur Minier" for the Autorité des Marchés Financiers.

Iain Farmer, B. Eng., M. Eng., MBA, CFA, Vice President, Corporate Development

Mr. Iain Farmer was appointed as Vice President, Corporate Development of Osisko in February 2020. Mr. Farmer has been involved in the mining industry for over 10 years having most recently served as Director of Evaluations for Osisko where his responsibilities included financial and technical evaluation of investments as well as origination and execution of transactions. Prior to joining Osisko, Mr. Farmer worked in equity research covering the mining sector. Mr. Farmer currently serves of the board of directors of Stornoway Diamonds and Highland Copper Company Inc.

Mr. Farmer holds a Bachelor's and a Master's degree in Mining Engineering from McGill University as well as a MBA from Concordia University's Goodman School of Investment Management, he has been a CFA Charterholder since 2016.

André Le Bel, LL.B., B.Sc.A, ICD.D, Vice President, Legal Affairs and Corporate Secretary

Mr. André Le Bel has been appointed Vice President, Legal Affairs and Corporate Secretary of Osisko in February 2015. From November 2007 to June 2014, Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of Osisko Mining Corporation. Mr. Le Bel was Vice President Legal Affairs with IAMGOLD Corporation from November 2006 to October 2007 and before November 2006, Mr. Le Bel was Senior Legal Counsel and Assistant Corporate Secretary of Cambior Inc. Mr. Le Bel was a director of RedQuest Capital Corp. until June 2017 and currently serves on the board of directors of Brunswick Exploration Inc., listed on the TSX Venture Exchange. Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of NioGold Mining Corp. from March 2015 to March 2016. From November 2015 to June, 2022, he was Corporate Secretary of Falco and then Vice President, Legal Affairs and Corporate Secretary. He was Corporate Secretary of Osisko Development from February 2021 to June 2022.

Mr. Le Bel obtained a Bachelor of Applied Science from Université Laval and a Bachelor of Law from Sherbrooke University. He is a member of the Québec Bar and has obtained the ICD.D designation from the Institute of Corporate Directors in December 2017.

Grant Moenting, P. Eng., Vice President, Capital Markets

Mr. Grant Moenting joined Osisko as Vice President, Capital Markets in January 2023. Mr. Moenting has over 15 years of global mining and capital markets experience. His mining career started at Teck Resources as a process engineer and metallurgist withing Teck's research and development group, followed by 12 years in capital markets. Grant was most recently at Scotiabank GBM where he was Head of Mining Institutional Equity Sales, covering a global client base. Prior to that, Grant had 4 years of broad experience in both Base Metals Equity Research and Mining Investment Banking at Paradigm Capital. Grant is a Professional Engineer and has a Bachelor of Applied Science in Engineering Chemistry from Queen's University in Canada.

Frédéric Ruel, CPA, Chief Financial Officer and Vice President, Finance

Mr. Frédéric Ruel was appointed as Chief Financial Officer and Vice President, Finance of Osisko in February 2020. Mr. Frédéric Ruel has previously served as Vice President, Corporate Controller of Osisko from 2016 to February 2020. Frédéric Ruel has over 20 years of experience in financial reporting and has been involved in the mining industry for over 15 years. Prior to joining Osisko, he held the position of Director, Corporate Reporting for Canadian Malartic GP, Osisko Mining Corporation and Consolidated Thompson Iron Mines. Mr. Ruel was Vice President, Corporate Controller of Falco from November 2016 to July 2017 and Chief Financial Officer of NioGold Mining Corp. from March 2015 to March 2016.

Mr. Ruel is a member of the Ordre des comptables professionnels agréés du Québec and holds a Master in accounting from Sherbrooke University.

Heather Taylor, BA, Vice President, Investor Relations

Ms. Heather Taylor joined as Vice President, Investor Relations of Osisko in January 2021. She has more than 15 years of capital markets experience specializing in the global metals and mining industry. Ms. Taylor most recently served as Head of Business Development at Nexa Resources SA overseeing and executing the company's M&A strategy and prior to that managed investor relations at Nevsun Resources Ltd, which was acquired by Zijin Mining for $1.9 billion after a lengthy hostile defence process. In addition to her roles at Nexa and Nevsun, she brings with her a broad range of experience from positions in institutional equity research, trading, sales and corporate development.

Ms. Taylor holds a Bachelor of Arts - Psychology from the University of Western Ontario.

The directors of Osisko will be elected annually at each annual general meeting of the Osisko Shareholders and will hold office until the next annual general meeting unless a director's office is earlier vacated in accordance with the articles of Osisko or until his or her successor is duly appointed or elected.

As at the date of this Annual Information Form, all of the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 998,911 Osisko Shares, representing approximately 0.54% of the issued and outstanding Osisko Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this Annual Information Form, no current director or executive officer of Osisko is, or within the ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including Osisko), that:

(a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") while that person was acting in that capacity; or

(b) was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko is, or within the ten years prior to the date of this Annual Information Form has:

(a) other than Mr. William Murray John, who was a director of insolvent African Minerals Limited, a company who appointed Deloitte LLP as its administrator by order of the High Court of Justice, Chancery Division, Companies Court on March 26, 2015, been a director or executive officer of any company (including Osisko) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of Osisko are required by law to act in the best interests of Osisko. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Osisko will be made in accordance with their duties and obligations under the applicable laws of Canada.

As part of its business model, the Corporation transacts with other companies for the acquisition of royalties, streams or other interests or options thereon. The Corporation may also acquire an equity position in such companies from time to time. Such transactions may potentially create conflict of interest where the Corporation and an investee company have common directors (or if officers of the Corporation hold a director position in such investee company) or be considered as related party transactions.

On November 9, 2022, the Osisko Board formalized existing policies by adopting the Conflict of Interest and Related Party Transaction Policy to effectively identify, evaluate, disclose and manage actual or potential conflicts of interest as well a related party transactions which may arise in relation to the activities of Osisko. The Osisko Board is ultimately responsible for ensuring that any situation of actual or potential conﬂict of interest as well as related party transactions are eﬀectively identiﬁed and managed.

The Conflict of Interest and Related Party Transaction Policy aims at ensuring (i) the conduct of directors and employees within Osisko are protected against any appearance of impropriety, (ii) the protection of the reputation of Osisko, and (iii) that all decisions taken are transparent and in the best interests of Osisko and in compliance with statutory requirements, while upholding good governance practices.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2022 and as of the date hereof, there have been and are no material legal proceedings outstanding, threatened or pending, by or against Osisko or to which Osisko is a party or to which any of Osisko's property is subject, nor to Osisko's knowledge are any such legal proceedings contemplated, and which could become material to Osisko.

Regulatory Actions

During the fiscal year ended December 31, 2022 and as of the date hereof, there have been no penalties or sanctions imposed against Osisko (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Osisko. Osisko has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2022 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three (3) most recently completed financial years or during the current financial year, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Osisko Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Osisko.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Osisko Shares is TSX Trust Company (Canada), which is located at 2001 Robert-Bourassa, Suite 1600, Montreal, Québec, Canada H3A 2A6.

MATERIAL CONTRACTS

The following are the material contracts entered into by Osisko or its subsidiaries and that are currently in effect:

(a) the Canadian Malartic Royalty Agreement; and

(b) the Credit Facility.

INTERESTS OF EXPERTS

Dr. Guy Desharnais, Ph.D., P.Geo, is the Qualified Person named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out in this Annual Information Form.

As of the date of this Annual Information Form, Dr. Guy Desharnais, Ph.D., P. Geo, beneficially owned, directly or indirectly, less than 1% of Osisko's outstanding securities including the securities of Osisko's associate or affiliate entities.

PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, the independent auditor of Osisko, has advised that it is independent with respect to Osisko within the meaning of the Code of ethics of chartered professional accountants (Québec) and has complied with the SEC's rules on auditor independence and Rule 3520 Auditor Independence of the Public Company Accounting Oversight Board.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Osisko or of any associate or affiliate of Osisko.

ADDITIONAL INFORMATION

Additional information relating to Osisko, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is available electronically on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on its website at www.osiskogr.com.

Additional information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, including directors' and officers' remuneration and indebtedness, principal holders of Osisko's securities and securities authorized for issuance under equity compensation plans, is contained in Osisko's management information circular for its annual meeting of shareholders held on May 12, 2022. For information relating to corporate governance related matters, please see "Statement of Corporate Governance Practices" in such circular.

Additional financial information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is provided in Osisko's financial statements and management discussion and analysis for its most recently completed financial year.

AUDIT AND RISK COMMITTEE

Description of the Audit and Risk Committee

The Osisko Audit and Risk Committee assists the Osisko Board in fulfilling its oversight responsibilities with respect to the following: (a) in its oversight of Osisko's accounting and financial reporting principles and policies and internal audit controls and procedures; (b) in its oversight of the integrity and transparency of Osisko's financial statements and the independent audit thereof; (c) in selecting, evaluating and, where deemed appropriate, replacing the external auditor; (d) in evaluating the qualification, independence and performance of the external auditor; (e) in its oversight of Osisko's risk identification, assessment and management program; and (f) in Osisko's compliance with legal and regulatory requirements in respect of the above. The Osisko Board has adopted the Osisko Audit and Risk Committee Charter, a copy of which is attached as Schedule "A", mandating the role of the Osisko Audit and Risk Committee in supporting the Osisko Board in meeting its responsibilities to Osisko Shareholders.

Audit and Risk Committee Members

As of the date of this Annual Information Form, the Osisko Audit and Risk Committee is comprised of four (4) members, all of whom are independent directors of Osisko, namely: Ms. Joanne Ferstman (Chair), Mr. Pierre Labbé, Mr. Charles E. Page and Ms. Candace MacGibbon. Ms. Ferstman (Chair) is an "audit committee financial expert" (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Exchange Act).

Relevant Education and Experience

Joanne Ferstman

Ms. Joanne Ferstman is a director, who has been serving on several public company boards and has over 20 years of progressive experience in the financial industry. She was until 2012 President and Chief Executive Officer of Dundee Capital Markets Inc., a full-service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc. for over 18 years, primarily as Chief Financier Officer, where she was responsible for strategic development, financial and regulatory reporting and risk management.

She currently serves on the board of directors of Cogeco Communications and Chairs the Audit Committee and is member of the Strategic Opportunities Committee. She is Chair of DREAM Unlimited (a real estate company), on which she also serves as Chair of the Audit Committee and as a member of the Organization, Design and Culture and Leaders and Mentors Committees. She also serves as director and Chair of the Audit Committee and member of the Human Resources Committee of ATS Corporation (an advanced automation solutions corporation). Ms. Ferstman was formerly a director of DREAM Office REIT and Osisko Development. Ms. Ferstman's strong and in-depth knowledge of financial and fiscal matters makes her a solid contributor on assessing the Corporation's finance performance. Her past executive positions and her experience as a director and chair of audit committees on various public corporations make her a valuable Lead Director and Chair of the Audit and Risk Committee.

Ms. Ferstman is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Pierre Labbé

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he had been the Chief Financial Officer of IMV Inc. for the five previous years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to the Osisko Board by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015.

Mr. Labbé is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Charles E. Page

Mr. Charles E. Page is a director and has more than 40 years of experience in the mineral industry. Since November 2020, he is the Lead Director of Osisko Development. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 until it was acquired in 2012. Mr. Page also serves on the board of directors of Unigold Inc.

Mr. Page was appointed to the Board of Directors of Osisko Development as a nominee of the Corporation in accordance with the terms and conditions of an investment agreement.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Mr. Page is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Candace MacGibbon

Ms. Candace MacGibbon is a corporate Director. She was the Chief Executive Officer of INV Metals Inc. until July 2021. She is a Chartered Professional Accountant (CPA) with over 25 years' experience in the mining sector and capital markets, because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets. Ms. MacGibbon's experience in accounting matters includes her previous roles as a Manager at Deloitte LLP and as a cost analyst with Inco Limited. Ms. MacGibbon holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in accounting from Wilfrid Laurier University. Ms. MacGibbon holds the ICD.D designation from the Institute of Corporate Directors and has recently received a Cybersecurity Certification from the Cornell University.

Ms. MacGibbon is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

External Auditor Service Fees

The fees billed to Osisko by its independent auditor, PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, for the fiscal years ended December 31, 2022 and December 31, 2021, by category, are as follows:

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2022	$1,084,823	$ -	$110,402	$ -
December 31, 2021	$966,148	$66,150	$96,591	$ -

NOTES:

(1) The audit fees include services rendered in connection with the audit of Osisko's annual consolidated financial statements and annual audit fees for two separate audit opinions of two subsidiaries of Osisko.

(2) The audit-related fees are related to translation services for financial statements and management's discussion and analysis reports.

(3) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions.

SCHEDULE A
AUDIT AND RISK COMMITTEE CHARTER

I. PURPOSES OF THE AUDIT AND RISK COMMITTEE

The purposes of the Audit and Risk Committee are to assist the Board of Directors:

1. in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;

2. in its oversight of the integrity, transparency and quality of the Corporation's financial statements and the independent audit thereof;

3. in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4. in evaluating the qualification, independence and performance of the external auditors;

5. in its oversight of the Corporation's risk identification, assessment and management program; and

6. in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Corporation's management team is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit and Risk Committee as representatives of shareholders. The Audit and Risk Committee is directly responsible (subject to the Board of Directors' approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Audit and Risk Committee:

  as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation ("Statement as to Independence");
  a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110 - Audit Committees ("NI 52-110"); and
  a report describing: the Corporation's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues.

II. COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors on the recommendation of the Governance and Nomination Committee. Determination as to whether a particular director satisfies the requirements for membership on the Audit and Risk Committee shall be made by the Board of Directors.

All members of the Audit and Risk Committee shall be financially literate within the meaning of NI 52-110 and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Audit and Risk Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules, including the requirement to have at least one "audit committee financial expert" as such term is defined pursuant to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III. MEMBERSHIP, MEETINGS AND QUORUM

The Audit and Risk Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit and Risk Committee may request any officer or employee of the Corporation or the Corporation's external counsel or external auditors to attend a meeting of the Audit and Risk Committee or to meet with any members of, or consultants to, the Audit and Risk Committee.

Proceedings and meetings of the Audit and Risk Committee are governed by the provisions of the By-Laws of the Corporation relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Audit and Risk Committee is a majority of members in office. All members of the Audit and Risk Committee should strive to attend all meetings.

IV. DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE

To carry out its purposes, the Audit and Risk Committee shall have unrestricted access to information and shall have the following duties and powers:

1. with respect to the external auditor,

(i) to review and assess, at least annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii) to review and approve the fees charged by the external auditors for audit services;

(iii) to review and pre-approve all services, including non-audit services, to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence, in accordance with procedures established by the Audit and Risk Committee. The Audit and Risk Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the Audit and Risk Committee;

(iv) to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence; and

(v) to instruct the external auditors that the external auditors are ultimately accountable to the Audit and Risk Committee and the Board of Directors, as representatives of the shareholders;

2. with respect to financial reporting principles and policies and internal controls,

(i) to advise management that they are expected to provide to the Audit and Risk Committee a timely analysis of significant financial reporting issues and practices;

(ii) to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit and Risk Committee or legal or regulatory requirements;

(iii) to understand the scope of the annual audit of the design and operation of the Corporation's internal control over financial reporting (based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)) and the related auditor's report;

(iv) to consider, review and discuss any reports or communications (and management's responses thereto) submitted to the Audit and Risk Committee by the external auditors, including reports and communications related to:

• significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

• consideration of fraud in the audit of the financial statement;

• detection of illegal acts;

• the external auditors' responsibilities under generally accepted auditing standards;

• significant accounting policies;

• management judgements and accounting estimates;

• adjustments arising from the audit;

• the responsibility of the external auditors for other information in documents containing audited financial statements;

• disagreements with management;

• consultation by management with other accountants;

• major issues discussed with management prior to retention of the external auditors;

• difficulties encountered with management in performing the audit;

• the external auditors' judgements about the quality of the entity's accounting principles; and

• review of interim financial information conducted by the external auditors.

(v) to meet with management and external auditors:

• to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

• to discuss the audited financial statements, including the accompanying management's discussion and analysis;

• to discuss the unaudited interim quarterly financial statements, including the accompanying management's discussion and analysis;

• to discuss the appropriateness and quality of the Corporation's accounting principles as applied in its financial reporting;

• to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation's financial statements;

• to resolve disagreements between management and the external auditors regarding financial reporting;

• to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

• to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

• to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

• to review, evaluate and monitor the Corporation's risk management program including the revenue protection program. This function should include:

➢ risk assessment;

➢ quantification of exposure;

➢ risk mitigation measures; and

➢ risk reporting.

• to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

• to monitor and review communications received in accordance with the Corporation's Internal Whistle Blowing Policy;

• following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(vi) to discuss with the Vice President, Finance and Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vii) to discuss with the Corporation's management any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(viii) to discuss with the Vice President, Finance and Chief Financial Officer information technology strategy and risk management as well as cybersecurity and data privacy and security risks, controls and related matters, including policies, guidelines, incident response plans and procedures;

(ix) to periodically review with management the need for an internal audit function; and

(x) to review and discuss with the Corporation's President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer the procedures with respect to the certification of the Corporation's financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and any other applicable law or stock exchange rule.

3. with respect to reporting and recommendations,

(i) to prepare/review any report or other financial disclosures to be included in the Corporation's annual information form and management information circular;

(ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management's discussion and analysis of the financial conditions and results of operations and the press releases related to those financial statements;

(iii) to review and recommend to the Board of Directors for approval, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Corporation as prescribed under Canadian securities laws or stock exchange rules applicable to the Corporation;

(iv) to review and reassess the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v) to prepare Audit and Risk Committee report(s) as required by applicable regulators;

(vi) to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit and Risk Committee may deem necessary or appropriate.

4. to review, discuss with management, and approve all related party transactions;

5. to create, review and approve the work program for the ensuing year;

6. to review quarterly expenses of the President and Chief Executive Officer;

7. to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

8. to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V. RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit and Risk Committee shall have the sole authority (subject to the Board of Directors' approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit and Risk Committee and (c) ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

VI. ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

  perform a review and evaluation of the performance of the Audit and Risk Committee and its members, including the compliance with this Charter; and
  Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Audit and Risk Committee determines to be appropriate.

SCHEDULE B - TECHNICAL INFORMATION UNDERLYING THE CANADIAN MALARTIC PROPERTIES

Most Recent Technical Report

The most recent technical report filed by Agnico and Yamana in accordance with NI 43-101 is entitled "NI-43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" with an effective date of December 31, 2020 and a signature date of March 25, 2021 (the "Canadian Malartic Report"). Reference should be made to the full text of the Canadian Malartic Report. The Canadian Malartic Report was prepared to present and support the results of an updated mineral resource and mineral reserve estimates, summarize the current open pit mining operation and disclose the results of a preliminary economic assessment for the underground Odyssey project.

Background Information

As of the date hereof, the Canadian Malartic Complex is comprised of the Canadian Malartic and Barnat open pit mines and the Odyssey underground mine.

On June 16, 2014, Agnico and Yamana jointly acquired 100% of the outstanding shares of Osisko Mining Corporation pursuant to a court-approved plan of arrangement (the "Osisko Arrangement"). At the time, Osisko Mining Corporation was a producing gold mining company that held a 100% interest in the Canadian Malartic mine in the Abitibi region of Québec. In connection with the Osisko Arrangement, substantially all of the assets and obligations relating to the Canadian Malartic mine in Québec were transferred to Canadian Malartic GP, a general partnership in which Agnico and Yamana each own an indirect 50% interest. On June 17, 2014, Osisko Mining Corporation and the acquisition corporation formed by Agnico and Yamana to acquire Osisko amalgamated to form Canadian Malartic Corporation in which Agnico and Yamana each hold a 50% interest.

In February 2021, following the completion of an internal technical study, Canadian Malartic GP approved the construction of a new underground mining complex at the Odyssey project. The Odyssey mine is adjacent to the Canadian Malartic mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North and Odyssey South zones). At the end of 2022, production stope design and drilling was initiated and the first development ore was processed at the mill (approximately 118,000 tonnes grading 0.87 grams of gold per tonne containing 3,134 ounces of gold). In terms of construction, the focus in 2022 was on completing infrastructure related to production and shaft sinking startups. Production at the Odyssey mine commenced in March 2023 and the shaft sinking is scheduled to start during the last week of March 2023.

On November 8, 2022, Agnico, Pan American Silver Corp. and Yamana announced the execution of an arrangement agreement pursuant to which Pan American Silver Corp. would acquire all the issued and outstanding common shares of Yamana and Yamana would sell the subsidiaries and partnerships that hold Yamana's interest in its Canadian assets to Agnico, including Yamana's 50% interest in the Canadian Malartic Complex (the "Yamana Transaction"). The Yamana Transaction is expected to close on or about March 31, 2023, subject to regulatory approvals. Upon closing of the Yamana Transaction, Agnico would own 100% of the Canadian Malartic Complex.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from the Canadian Malartic Report and various news releases publicly filed by Agnico and/or Yamana which may all be consulted under Agnico's and/or Yamana's issuer profiles on SEDAR at www.sedar.com and none of which is nor shall be deemed to be incorporated by reference in this Annual Information Form.

The technical information contained in this section has been reviewed and approved by Dr. Guy Desharnais, Ph.D., P.Geo, who is a "qualified person" for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations is based on information publicly disclosed by Agnico and/or Yamana and information/data available in the public domain as at March 24, 2023 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Agnico and Yamana have publicly disclosed all scientific and technical information that is material to Osisko.

As a holder of royalties, streams or other interests, Osisko has limited access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko's interest. Osisko's interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Agnico and/or Yamana.

Project Description, Location and Access

The Canadian Malartic Complex is located within the town of Malartic, Québec, approximately 25 kilometres west of the City of Val-d'Or and 80 kilometres east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic and Surimau. As of December 31, 2022, the Canadian Malartic Complex is estimated to have Proven and Probable Mineral Reserves containing approximately 3.2 million ounces of gold comprised of 106.8 million tonnes of ore, grading 0.93 grams of gold per tonne.

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Québec) and under certificates of approval granted by the Ministry of Environment and the Fight Against Climate Change (Québec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Camflo property, the Canadian Malartic mine, the Radium North property, as well as the Midway (which consists of the Fournière, Midway and Piché-Harvey properties) and Rand properties. The Odyssey project is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect. The Odyssey mine is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect. The Canadian Malartic property consists of a contiguous block comprising two mining concessions, six mining leases and 327 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between November 24, 2029 and November 1, 2042, and each lease is automatically renewable for three further ten year terms upon payment of a small fee.

The Canadian Malartic mine can be accessed from either Val-d'Or or Rouyn-Noranda via provincial highway No 117. The Canadian Malartic mine is serviced by a rail-line which passes through the town of Malartic and the nearest airport is in Val-d'Or. A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the residents of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre-stripping work.

Most of the mining claims that make up the Canadian Malartic mine are subject to a 5% NSR royalty payable to Osisko. The mining claims comprising the CHL Malartic prospect are subject to 3% NSR royalties payable to each of Osisko and Gold Royalty Corp. All of the resources and reserves currently described by Agnico for the Canadian Malartic mine are subject to either 3% or 5% NSR royalty. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

History

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Mining Corporation acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, Osisko Mining Corporation completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network by February 2011, and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

Mining and Milling Facilities

Surface Plan of the Canadian Malartic Mine (as at December 31, 2022)

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. In 2022, Canadian Malartic GP built a new tailing cell (PR7) at the tailings storage facility to extend the life of the tailing storage facility until the in-pit deposition of tailings commences. In 2023, it is planned to increase the capacity of the South-East Basin by relocating the pumping stations and increasing dikes.

In 2022 at the Odyssey mine, continued progress was made on underground development which remained largely in line with the project schedule. At year end 2022, the ramp reached a total of 2,961 metres. An additional 1,462 metres of ramp development is planned for 2023. In 2023 at the Odyssey mine, Canadian Malartic GP expects to focus on preparing the required infrastructure to initiate the shaft sinking in the fourth quarter and preparing infrastructure and completing mine development to support the Odyssey South production which started in March 2023.

Mining Methods

Mining at the Canadian Malartic mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The current mine production schedule was developed to feed the mill at a nominal rate of 51,500 tonnes per day. The continuity and consistency of the mineralization, coupled with tight definition drilling, that has been confirmed by many years of mining operations, demonstrate the amenability of the Mineral Reserves and Mineral Resources to the selected mining method. The throughput at the Canadian Malartic mine in 2022 averaged 53,534 tonnes per day.

Mining at the Odyssey mine will be done using underground methods. The mine design at the Odyssey mine includes a 1,800-metre deep production-services shaft with an expected capacity of approximately 20,000 tonnes per day. Mining activities are expected to primarily use a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria. The project is expected to use a combination at Odyssey of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. Production using the ramp commenced in March 2023, and is expected to increase up to 3,500 tonnes per day in 2024. In 2022, focus was on the construction of the headframe and other infrastructure required for shaft sinking, which is scheduled to begin during the last week of March 2023. The shaft will have a depth of approximately 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030, respectively.

Surface Facilities

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/ truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day.

Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility. The end of life of the tailings storage facility is estimated to be mid-year 2024 with the addition of the PR7 cell. From then onwards, the tailings are expected to be pumped into the Canadian Malartic pit.

The Odyssey mine will use the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities.

Production and Mineral Recoveries

During 2022, the Canadian Malartic mine's payable production was 658,792 ounces of gold and 490,788 ounces of silver from 19.5 million tonnes of ore grading 1.146 grams of gold per tonne and 1.033 grams of silver per tonne. The production costs per ounce of gold produced at Canadian Malartic in 2022 was US$716. The total cash costs per ounce of gold produced at Canadian Malartic in 2022 were US$787 on a by-product basis and US$803 on a co-product basis.

The Canadian Malartic processing facility averaged 53,534 tonnes per day and operated approximately 94.2% of available time. Gold and silver recovery averaged 91.5% and 75.7%, respectively. The production costs per tonne at Canadian Malartic were C$31 in 2022 and the mine site costs per tonne were C$35 in 2022.

The following table sets out the metal recoveries at the Canadian Malartic mine in 2022.

	Head Grade	Overall Metal Recovery	Payable Production
Gold	1.146 g/t	91.5%	658,792 oz
Silver	1.033 g/t	75.7%	490,787 oz

On February 16, 2023, Agnico reported production guidance of 657,000 to 680,000 ounces of gold at Canadian Malartic (based on reported guidance of 575,000 to 595,000 ounces of gold, assuming 50% ownership by Agnico for the first three months of 2023 and 100% ownership by Agnico for the last nine months of the year) for the year 2023. Production from the Odyssey mine is expected to commence in 2023, with the mined ore to be processed at the Canadian Malartic mill.

In 2023, production is expected to be sourced from the Canadian Malartic pit, the Barnat pit and the Odyssey mine, complemented by ore from the low grade stockpiles. The Odyssey mine is forecast to gradually ramp-up production in 2023. The Odyssey mine is expected to contribute approximately 50,000 ounces of gold in 2023 and 80,000 ounces of gold in 2024 and 2025 to the Canadian Malartic Complex payable production.

The mill throughput is forecast to remain at approximately 51,500 tpd in 2023. With the depletion of the Canadian Malartic pit in 2023 and the transition to in-pit tailings disposal in the second half of 2024, Agnico is evaluating opportunities to further increase the mill throughput up to 60,000 tpd.

Agnico is currently evaluating a number of near surface and underground opportunities on the Canadian Malartic property to leverage anticipated future excess mill capacity and mining infrastructure.

Opportunities on the Canadian Malartic property that could potentially provide additional mill feed include Odyssey South Internal zones and the Jupiter Zone, the East Gouldie Corridor from surface to a depth of 600 metres, the East Malartic mine area below 600 metres depth, East Amphi and Midway. Agnico also describes exploration opportunities at Rand Malartic, Camflo and LTA, which are not covered by an Osisko royalty. However, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

With the potential excess mill capacity at Canadian Malartic, Agnico is now evaluating the potential to transport ore from Upper Beaver to Canadian Malartic (approximately 5,000 tpd) starting in 2030. Various scenarios are being evaluated by Agnico to potentially truck ore to the main rail line (a distance of approximately 7.0 kilometres) and then transport it by train to the Canadian Malartic mill for processing (a distance of approximately 130 kilometres). Agnico is also evaluating the potential to utilize the excess mill capacity to process ore from other properties in the Kirkland Lake region, including Upper Canada and Anoki-McBean. The Upper Canada property currently hosts 722,000 ounces of gold in Measured Mineral Resources and Indicated Mineral Resources (10.4 million tonnes grading 2.15 g/t Au) and an additional 1.86 million ounces of gold in Inferred Mineral Resources (18.6 million tonnes grading 3.11 g/t Au). These projects, as well as the AK deposit, which is expected to produce 20,000 to 40,000 ounces of gold per year starting in 2024, are all covered by a 2% NSR royalty in favour of Osisko.

Geology, Mineralization, Exploration and Drilling Geology

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake-Cadillac Fault Zone. This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d'Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280-N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 kilometre strike and a width of 1 kilometre (perpendicular to the strike), and from surface to 400 metres below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit. Approximately 1.5 kilometres to the east is the Odyssey deposit, with mineralization associated with a fault along both hanging wall and footwall contacts of a 300-metre wide dioritic intrusive.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7-kilometre strike and a width of 900 metres (perpendicular to the strike), and from surface to 480 metres below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dykes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3-kilometre strike and a width of 1.1 kilometres (perpendicular to the strike), and the bottom of the South Barnat actual pit design to 1,800 metres below surface. The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open pit deposit.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2-kilometre strike and a width of 500 metres (perpendicular to the strike), and from surface to -1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.7 to 2.0%).

The East Gouldie deposit is located south of the Odyssey deposit and has a strike length of at least 1.2 kilometres and extends from approximately 780 metres below surface to more than 1.9 kilometres depth. It is generally constrained in a west-trending high-strain corridor (40 to 100 metres true width) that dips approximately 60 degrees north. The high strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dykes and mafic dykes. Evidence for folds in bedding occur in historical surface geology maps and in drill core, but the deposit is tabular and relatively straight. The mineralization is hosted in highly strained intervals of greywacke with 1% to 2% disseminated pyrite and strong silica alteration, and moderate sericite and carbonate alteration. Intermediate porphyritic dykes locally occur in the mineralized zones and are gold-bearing where affected by the high strain and alteration. Minor irregular cm- to dm-scale quartz veins occur, some with visible gold, but the bulk of the gold mineralization is interpreted to be associated with the disseminated style of mineralization.

Several other mineralized zones have been documented within the LLCFZ, namely Malartic Goldfields, North Barnat, East Amphi, Western Porphyry and Fourax, all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.

Exploration and Drilling

At Canadian Malartic, Agnico expects to spend a total of approximately US$21.8 million for 164,000 metres of drilling. Exploration at the Odyssey project includes 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional Inferred Mineral Resources to Indicated Mineral Resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey's internal zones.

Approximately 22,000 metres of exploration drilling is planned at the adjacent Camflo property to test its near-surface, bulk-tonnage gold mineralization potential. The remaining 40,000 metres of drilling is planned for what Agnico believes are highly prospective gold targets along the Barnat and East Gouldie corridors on the Canadian Malartic and Rand Malartic properties.

Mineral Reserves and Mineral Resources

On February 16, 2023, Agnico reported Proven Mineral Reserves and Probable Mineral Reserves of 3.20 million ounces of gold at the Canadian Malartic Complex (106.7 million tonnes grading 0.93 g/t Au), Measured Mineral Resources and Indicated Mineral Resources of 6.17 million ounces of gold (64.2 million tonnes grading 2.99 g/t Au) and Inferred Resources of 9.37 million ounces of gold (138.0 million tonnes grading 2.11 g/t Au) as at December 31, 2022.